UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 29, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On July 16, 2009, Infineon Technologies AG (the “Company”) filed a Registration Statement on Form F-3 (the “F-3 Registration Statement”) in connection with a rights offering of up to 337,000,000 ordinary shares, including ordinary shares represented by American depositary shares. Also on July 16, 2009, the Company’s German prospectus (the “German Prospectus”) in connection with the rights offering was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). The Company filed portions of the German Prospectus on a Report on Form 6-K filed on July 16, 2009, which was incorporated by reference into, and forms a part of, the F-3 Registration Statement.
The Company is filing Supplement No. 1 to the German Prospectus (the “Prospectus Supplement”), which includes the Company’s Interim Group Management Report for the three-month and nine-month periods ended June 30, 2009, on this Report on Form 6-K. The Prospectus Supplement is hereby incorporated by reference into, and forms a part of, the F-3 Registration Statement.

DATED July 29, 2009	[Portion Omitted]

Supplement No. 1

pursuant to Section 16(1) of the German Securities Prospectus Act
(Wertpapierprospektgesetz)

to the approved Prospectus dated July 16, 2009

for the

Offering of up to 337,000,000 Registered Shares

(with no par value) of

Infineon Technologies AG

(a stock corporation (Aktiengesellschaft) incorporated under the laws of Germany)

This is a supplement (the “Supplement No. 1”) to the approved prospectus dated July 16, 2009 (the “Prospectus”), which relates to a share capital increase against cash contributions and an offering of up to 337,000,000 registered shares of Infineon Technologies AG (“Infineon Technologies AG” or the “Company” and, together with its consolidated subsidiaries, the “Group” or “Infineon”) with no par value, each representing a notional amount of the Company’s issued share capital of €2.00 (each, a “New Share” and together, the “New Shares”) and with full dividend entitlement for the fiscal year ending September 30, 2009 and to admission of up to 337,000,000 New Shares and 74,942,528 registered shares of Infineon Technologies AG with no par value, each representing a notional amount of the Company’s share capital of €2.00, from the conditional capital to service the conversion rights from the €195,600,000 7.5% guaranteed subordinated convertible note due 2014 (each, a “Conversion Share”, together, the “Conversion Shares”; together with the New Shares, the “Admission Shares”) to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment of the regulated market segment with further post-admission obligations of the Frankfurt Stock Exchange (Prime Standard). The Admission Shares will rank pari passu in all respects with each other and with all other issued shares of Infineon Technologies AG (the “Existing Shares”).
The offering (the “Offering”) comprises: (i) a rights offering (the “Rights Offering”) in which the existing shareholders of the Company will receive rights to subscribe for New Shares (the “Subscription Rights”) at the Subscription Price (as defined below), by way of public offerings in the Federal Republic of Germany (“Germany”), The Grand Duchy of Luxembourg (“Luxembourg”) and the United States of America (“United States” or “U.S.”) and (ii) a private placement of any New Shares not subscribed for by the Company’s shareholders (the “Investment Shares”) that will under certain circumstances be offered to Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”) at the Subscription Price (the “Investment Share Placement”), but not more than (together with any Subscription Rights acquired by such Backstop Investor) such number of Investment Shares as would represent 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering, and subject to the Backstop Investor being able to establish a participation in the equity capital and voting rights in the Company of at least 15 percent post execution of the Offering, unless such requirement is waived by the Backstop Investor. See “The Offering — Backstop Arrangement.”

Subject to the terms and conditions set out in this Supplement No. 1 and in the Prospectus, holders of Existing Shares after close of business on July 17, 2009 (the “Record Date”) have been allotted one Subscription Right for each Existing Share held. The exercise of 9 Subscription Rights entitles the exercising holder to subscribe for 4 New Shares against payment of a subscription price of €2.15 per New Share (the “Subscription Price”). On July 14, 2009, the closing price of the Infineon Technologies AG shares was €2.90 per share on the Frankfurt Stock Exchange.

The Subscription Rights will not be traded on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Holders of Subscription Rights held through the clearing facilities of Clearstream Banking AG (“Clearstream”) wishing to subscribe for New Shares must exercise their Subscription Rights during the period from July 20, 2009 through August 3, 2009 (the “Subscription Period”). Subscription Rights may be exercised only in integral multiples of the subscription ratio. Subscription Rights held through Clearstream and not validly exercised during the Subscription Period, including Subscription Rights in excess of the nearest integral multiple of the subscription ratio, will expire without compensation and become worthless.

Exercising the Subscription Rights or investing in the New Shares involves risks. For a discussion of material risks which the investors should consider before exercising their Subscription Rights or investing in the New Shares, see “Risk Factors” beginning on page 48 of the Prospectus.

Subscription Price: €2.15 per New Share

Subject to the satisfaction of certain conditions set forth in the Underwriting Agreement (as defined below), the New Shares have been underwritten by an underwriting syndicate consisting of Credit Suisse Securities (Europe) Limited, Deutsche Bank Aktiengesellschaft, Merrill Lynch International and Citigroup Global Markets Limited (the “Joint Lead Managers”, and alternatively, together with the other members of such underwriting syndicate, the “Underwriters”).

The Existing Shares are listed on the Frankfurt Stock Exchange (where they are traded on the regulated market segment (regulierter Markt)) (Prime Standard) under the symbol “IFX”. Beginning on July 20, 2009, the Existing Shares are trading on the Frankfurt Stock Exchange “ex rights”. Applications have been made for listing of the Admission Shares on the regulated market segment of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The decision on admission of the Conversion Shares is anticipated for August 6, 2009. The decision on admission of the New Shares subscribed for under the Rights Offering is anticipated for August 6, 2009. The decision on admission of the New Shares under the Investment Share Placement is anticipated without undue delay following applicable regulatory clearances. Trading of the New Shares subscribed for under the Rights Offering is expected to commence on or about August 7, 2009 and, with respect to New Shares subscribed for under the Investment Share Placement, without undue delay following applicable regulatory clearances.

Application has been or will be made for the Subscription Rights and the New Shares to be accepted for clearance through Clearstream. The New Shares subscribed for under the Rights Offering are expected to be delivered through the facilities of Clearstream on or about August 7, 2009. Delivery of the New Shares subscribed for under the Investment Share Placement is expected without undue delay following applicable regulatory clearances.

[Portion Omitted]

This Supplement No. 1 constitutes a prospectus supplement for the purposes of Section 16(1) of the prospectus directive 2003/71/EC (the “Prospectus Directive”) and has been filed with and approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”). The BaFin approved the Prospectus (as supplemented by this Supplement No. 1) after completing a review of the Prospectus (as supplemented by this Supplement No. 1) for completeness, including a review of the coherence and comprehensibility of the information provided. The approved Supplement No. 1 will be notified by the BaFin to the competent authorities in Luxembourg for passporting in accordance with Article 18 of the Prospectus Directive.

Joint Bookrunners and Joint Lead Managers
Credit Suisse	Deutsche Bank	Merrill Lynch International

Joint Lead Manager
Citi

Selling Agent
Erste Bank

This Supplement No. 1 does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Subscription Rights and the New Shares (the “Securities”) offered hereby, and does not constitute an offer to sell or a solicitation of an offer to buy any Securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Supplement No. 1 nor any sale made hereby shall under any circumstances imply that there has been no change in the affairs of Infineon Technologies AG or its subsidiaries or that the information contained herein is correct as of any date subsequent to the earlier of the date hereof and any earlier specified date with respect to such information.

The distribution of this Supplement No. 1 and the offer of the Securities may be restricted by law in certain jurisdictions. Infineon Technologies AG and the Underwriters require persons into whose possession this Supplement No. 1 comes to inform themselves of and observe all such restrictions. This Supplement No. 1 does not constitute an offer of, or an invitation to purchase, the Securities in any jurisdiction in which such offer or invitation would be unlawful. For a description of certain restrictions on the offer and sale of the Securities, see the notices below. Neither Infineon Technologies AG nor any of the Underwriters accept any legal responsibility for any violation by any person, whether or not a prospective investor in the Securities, of any such restrictions. Neither Infineon Technologies AG nor any of the Underwriters nor any of their respective representatives are making any representation to any offeree or purchaser of the Securities offered hereby regarding the legality of an investment by such offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with its own advisors as to the legal, tax, business, financial and related aspects of the subscription and the purchase of the securities.

This Supplement No. 1 and the Prospectus have been prepared by Infineon Technologies AG in connection with the Offering solely for the purpose of enabling a prospective investor to consider the subscription or the purchase of the New Shares or the purchase of the Subscription Rights. Reproduction and distribution of this Supplement No. 1 or disclosure or use of the information contained herein for any purpose other than considering an investment in the Securities is prohibited. The information contained in this Supplement No. 1 has been provided by Infineon Technologies AG and other sources identified herein. No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy or completeness of the information set forth herein and nothing contained in this Supplement No. 1 is, or shall be relied upon as, a promise or representation, whether as to the past or the future. No person has been authorized to give any information or to make any representation not contained in this Supplement No. 1 or the Prospectus in connection with the Offering and, if given or made, any such information or representation should not be relied upon as having been authorized by Infineon Technologies AG or the Underwriters.

The Joint Lead Managers are acting for the Company and for no one else in connection with the Offering and will not regard any other person as the respective clients of each of the Joint Lead Managers in relation to the Offering and will not be responsible to anyone other than the Company for providing the protections afforded to the respective clients of each of the Joint Lead Managers nor for providing advice in relation to the Offering or any transaction or arrangement referred to in this Supplement No. 1 or the Prospectus. In making an investment decision, investors must rely on their own examination of Infineon Technologies AG and the terms of the Offering, including the merits and risks involved. Any decision to subscribe for or purchase New Shares or to purchase Subscription Rights should be based solely on this Supplement No. 1 and the Prospectus.

There shall be no stabilization in connection with the Offering.

Notice to investors in the European Economic Area

This Supplement No. 1 and the Prospectus have been prepared on the basis that all offers of New Shares (other than the offers in Germany and Luxembourg contemplated in this Supplement No. 1 and the Prospectus) will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within any such EEA member state of the New Shares should only do so in circumstances in which no obligation arises for Infineon Technologies AG or any of the Underwriters to produce a prospectus for such offer. Neither Infineon Technologies AG nor the Underwriters have authorized, nor do they authorize, the making of any offer of New Shares through any financial intermediary, other than offers made by the Underwriters which

S-ii

constitute the final placement of the New Shares contemplated in this Supplement No. 1 and the Prospectus.

In relation to each EEA member state which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer of any New Shares may not be made in that Relevant Member State (other than the offers in Germany and Luxembourg contemplated in this Supplement No. 1 and the Prospectus), except that an offer in that Relevant Member State of any of the New Shares may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

1. to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2. to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

3. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the New Shares shall result in a requirement for the publication by Infineon Technologies AG or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

This Supplement No. 1 and the Prospectus are directed at and for distribution in the United Kingdom only to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons being together referred to as “relevant persons”). This Supplement No. 1 and the Prospectus are directed only at relevant persons. Any person who is not a relevant person should not act or rely on this Supplement No. 1 or the Prospectus or any of their contents. Any investment or investment activity to which this Supplement No. 1 or the Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Furthermore, the Underwriters have warranted that they

1. have only invited or will only invite participation in investment activities in connection with the Offering or the sale of the New Shares within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) and have only initiated or will only initiate such investment activities to the extent that Section 21(1) of the FSMA does not apply to the Company; and

2. have complied and will comply with all applicable provisions of the FSMA with respect to all activities already undertaken by each of them or will undertake in the future in relation to the New Shares in, from, or otherwise involving the United Kingdom.

This Supplement No. 1 is part of the approved Prospectus dated July 16, 2009. The information contained in this Supplement No. 1 should be read in conjunction and together with the information in the Prospectus. The terms used in this Supplement No. 1 have the same meaning as those used in the Prospectus, unless otherwise specified.

S-iii

The Company announces that the following change has occurred through July 29, 2009 with regard to the Prospectus dated July 16, 2009:

•	On July 29, 2009, the Company published its interim financial report for the three and nine months ended June 30, 2009.

The Prospectus dated July 16, 2009 is, as a result of the above mentioned matter, to be supplemented as follows:

•	In the Section “Summary — Summary of the Offering — Right to withdraw in case a supplement to the Prospectus is published” on page 11 of the Prospectus, the first paragraph is replaced in its entirety with the following:

“The Company has published its quarterly report for the three and nine months ended June 30, 2009 on July 29, 2009. The Company has published on July 29, 2009 a supplement to the Prospectus dated July 16, 2009, to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.”

[Portion Omitted]

•	In the Section “General Information — Documents Available for Inspection” on page 66 of the Prospectus, a new bullet is inserted after the second bullet:

“The unaudited condensed consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the three and nine months ended June 30, 2009 (with comparative figures as of and for the three and nine months ended June 30, 2008);”

•	In the Section “The Offering — Right to withdraw in case a supplement to the Prospectus is published” on page 81 of the Prospectus, the first paragraph is replaced in its entirety with the following:

“The Company has published its quarterly report for the three and nine months ended June 30, 2009 on July 29, 2009. The Company has published on July 29, 2009 a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.”

•	In the Section “Capitalization” on page 88 of the Prospectus, the first paragraph and table, including footnotes, is replaced with the following:

“The following table shows Infineon’s capitalization (including financial debt) and net indebtedness as of June 30, 2009 and following completion of the Offering (assuming the successful placement of all of the New Shares at the Subscription Price).

	As of June 30,	After completion of the
	2009 (2)(4)	Offering (1)(2)
	(€ in millions)

Current liabilities	1,700	1,700
Guaranteed (3)	487	487
Secured	—	—
Unguaranteed/Unsecured	1,213	1,213
Non-current liabilities	633	633
Guaranteed (3)	188	188
Secured	1	1
Unguaranteed/Unsecured	444	444
Total equity attributable to shareholders of Infineon Technologies AG	1,648	2,323

	As of June 30,	After completion of the
	2009 (2)(4)	Offering (1)(2)
	(€ in millions)

Ordinary share capital	1,499	2,173
Additional paid-in capital	6,041	6,042
Accumulated deficit	(5,889)	(5,889)
Other components of equity	(3)	(3)
Number of shares in the Company	749,742,085	1,086,742,085
Cash and cash equivalents	767	1,442
Available-for-sale financial assets	104	104
Gross cash position	871	1,546
Trade and other receivables	496	496
Other current financial assets	29	29
Short-term debt	588	588
Current maturities of long-term debt	46	46
Trade and other payables	365	365
Other current financial liabilities	43	43
Current financial liabilities	1,042	1,042
Net current financial assets	354	1,029
Other non-current financial assets	114	114
Long-term debt	388	388
Other non-current financial liabilities	6	6
Net non-current financial liabilities	(280)	(280)
Net financial assets	74	749
Minority interests	56	56

Notes

(1)	Figures reflect an assumption of the placement of all of the 337,000,000 New Shares and issue proceeds in the amount of €675 million after deduction of Offering expenses of approximately €50 million, see “Reasons for the Offering and Use of Proceeds.”

(2)	Unaudited.

(3)	Infineon Technologies AG, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third-party obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. Such guarantees principally relate to certain consolidated subsidiaries’ third-party debt, especially to convertible and exchangeable notes issued.

(4)	The figures as of June 30, 2009 have not been audited, but were reviewed and extracted from the books and records of the Company.”

•	In the Section “Management — Supervisory Board — Introduction”, on page 192 of the Prospectus, the last sentence of the second paragraph is replaced with the following:

“As the number of employees working for Infineon and any of Infineon’s domestic group companies in Germany has now fallen below 10,000, the Company has started such proceedings in July 2009 and expects them to be finalized by the time of the regular Annual General Meeting in early 2010.”

•	In the Section “Financial Information” on page F-1 of the Prospectus, the following contents are inserted before “Condensed consolidated financial statements (prepared in accordance with IFRS) (Unaudited) of Infineon Technologies AG as of and for the three months and six months ended March 31, 2009 (with comparative figures as of and for the three months and the six months ended March 31, 2008)”:

* — * — * — * — * — *

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2009

i

Interim Group Management Report (Unaudited)

This interim group management report should be read in conjunction with our condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

The following were key developments in our business during the three and nine months ended June 30, 2009 and from the end of such period through the date of this quarterly report:

Financial Results

•	Beginning October 1, 2008, we report our financial results in accordance with International Financial Reporting Standards (IFRS).

•	Effective October 1, 2008, to better align our business with its target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. In July 2009, we entered into an asset purchase agreement to sell our Wireline Communications business for cash consideration of €250 million to a company affiliated with Golden Gate Private Equity, Inc. (“Golden Gate Private Equity”); the sale is expected to close in the fall of 2009.

•	For the third quarter of the 2009 fiscal year, we reported revenues of €845 million, a 13 percent increase compared to revenues of €747 million in the second quarter of the 2009 fiscal year, reflecting an increase in revenues in all of our operating segments due to higher customer demand. In the three months ended June 30, 2009, Automotive revenues were €206 million, Industrial & Multimarket revenues were €221 million, Chip Card & Security revenues were €82 million, Wireless Solutions revenues were €251 million, and Wireline Communications revenues were €84 million. Other Operating Segment and Corporate and Elimination sales were €1 million. Compared to the third quarter of the 2008 fiscal year, revenues decreased by 18 percent from €1,029 million, due to the overall economic downturn, reflecting revenue decreases in all of our operating segments, except for our Wireless Solutions segment. Due to strong customer demand, revenues in our Wireless Solutions segment increased in the third quarter of the 2009 fiscal year from €205 million by 22 percent to €251 million compared to the third quarter of the 2008 fiscal year.

•	In the nine months ended June 30, 2009, our revenues decreased by 24 percent year-on-year, from €3,168 million in the first nine months of the 2008 fiscal year to €2,422 million, due to significantly lower demand reflecting the overall economic downturn. Our Automotive, Industrial & Multimarket and Chip Card & Security segments were most affected.

•	Segment Results(1) for the three months ended June 30, 2009 were as follows: Automotive Segment Result was negative €17 million, Industrial & Multimarket Segment Result was €9 million, Chip Card & Security Segment Result was €4 million, Wireless Solutions Segment Result was €19 million, and Wireline Communications Segment Result was €7 million. Other Operating Segment Result was negative €1 million and Corporate and Elimination Segment Result was negative €13 million. The Segment Result for all of our operating segments improved significantly in the third quarter of the 2009 fiscal year compared to the second quarter of the 2009 fiscal year, and was positive, except for our Automotive segment. Year-on-year, Segment Result in the third quarter decreased in our Automotive segment, our Industrial & Multimarket segment and our Chip Card & Security segment, while Segment Result increased in our Wireless Solutions segment and our Wireline Communications segment. For the nine months ended June 30, 2009, the Segment Result

(1)  We define Segment Result as operating income (loss) excluding asset impairments net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities.

of all of our operating segments decreased year-on-year primarily as a result of lower revenues and higher idle capacity cost which could only be partially offset by cost savings under our IFX10+ cost-reduction program.

•	Our results from continuing operations decreased by €70 million from positive €50 million in the third quarter of the 2008 fiscal year to negative €20 million in the third quarter of the 2009 fiscal year. For the nine months ended June 30, 2009, we realized a loss from continuing operations of €286 million compared to income from continuing operations of €109 million in the nine months ended June 30, 2008. This decline primarily reflected the decrease in revenues and higher idle capacity cost, which was partly offset by decreases in research and development expenses as well as selling, general and administrative expenses.

•	On January 23, 2009, Qimonda AG (“Qimonda”) and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG, filed an application at the Munich Local Court to commence insolvency proceedings. We currently hold a 77.5 percent equity interest in Qimonda. As a result of this application, we deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

During the 2008 fiscal year, we committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheet as of September 30, 2008. The results of Qimonda are reported as discontinued operations in our condensed consolidated statements of operations for all periods presented. In the nine months ended June 30, 2008, loss from discontinued operations, net of income taxes, was €2,972 million, including Qimonda’s negative results of €1,385 million and an after tax write-down of €1,587 million in order to remeasure Qimonda to its estimated fair value less costs to sell as of June 30, 2008. During the first nine months of the 2009 fiscal year, loss from discontinued operations, net of income taxes, totaled €399 million. This amount primarily reflected the realization of accumulated currency translation effects totaling €188 million and provisions and allowances of €206 million, adjusted by €3 million based on a current assessment as of June 30, 2009 compared to March 31, 2009, in connection with Qimonda’s application to open insolvency proceedings. The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) in November 2008 as well as the deconsolidation of Qimonda in the second quarter of the 2009 fiscal year. In light of Qimonda’s insolvency proceedings, Infineon may face potential liabilities and allowances arising from the Qimonda business. The provisions and allowances recorded as of June 30, 2009 relate only to those matters which management believes are probable and can be estimated with reasonable accuracy at this time.

•	As a result of the developments described above, our net loss decreased from €379 million in the third quarter of the 2008 fiscal year to €23 million in the third quarter of the 2009 fiscal year, and from €2,863 million in the nine months ended June 30, 2008 to €685 million in the nine months ended June 30, 2009.

•	Due to our improved results from continuing operations in the third quarter of the 2009 fiscal year, our cash flow from operating activities from continuing operations for the nine months ended June 30, 2009 improved significantly to €107 million in net cash provided by operating activities from continuing operations compared to €65 million net cash used in operating activities from continuing operations in the six months ended March 31, 2009. However, cash flow from operating activities from continuing operations of €107 million in the nine months ended June 30, 2009, decreased compared to €305 million in the nine months ended June 30, 2008. This decrease primarily reflects the decline of our results from continuing operations as well as the payment of termination benefits under our IFX10+ cost-reduction program, which were partly offset by the lower negative impact of changes in operating assets and liabilities in the nine months ended June 30, 2009, compared to the nine months ended June 30, 2008. We used the positive cash flow from operating activities to repurchase a portion of our convertible and exchangeable subordinated notes due 2010 as described below. With those measures as well as the issuance of new convertible subordinated notes due 2014 as described below, our net debt position, defined as cash and cash equivalents and available-for-sale financial assets less short-tem debt and current maturities of long-term debt and long-term debt, improved by €136 million from €287 million as of September 30, 2008 to €151 million as of June 30, 2009. Our gross cash position, defined as cash and cash equivalents and available-for-sale financial assets amounted to €871 million as of June 30, 2009 and total debt at book values amounted to €1,022 million. Total debt at nominal values amounted to €1,114 million as of June 30, 2009.

Corporate Activities

•	During the nine months ended June 30, 2009, we repurchased notional amounts of €167 million and €78 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash. We realized a gain of €61 million before income tax and after related fees and expenses, which was recognized in financial income during the nine months ended June 30, 2009.

•	In May 2009, we executed a €100 million revolving credit facility to be utilized by way of drawings of loans in Euro and any optional currency with a maturity date of March 15, 2010. The credit facility is available for general corporate purposes and is currently undrawn. It is unsecured with customary financial covenants, and drawings bear interest at market-related rates that are linked to the interest period of each loan plus a margin.

•	On May 26, 2009, we through our subsidiary Infineon Technologies Holding B.V. issued new convertible subordinated notes due 2014 in the notional amount of €196 million at a discount of 7.2 percent in an offering to institutional investors in Europe, guaranteed by us. The subordinated notes are convertible, at the option of the holders, into a maximum of 74.9 million ordinary shares of Infineon, at a conversion price of €2.61 per share through maturity. The subordinated notes accrue interest at 7.5 percent per year. The principal of the subordinated notes is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The coupons of the subordinated notes are secured and unsubordinated. The noteholders have a negative pledge relating to future capital market indebtedness and an early redemption option in the event of a change of control. We may redeem the new convertible subordinated notes due 2014 after two and a half years at their nominal amount plus interest accrued thereon, if our closing share price exceeds 150 percent of the conversion price on 15 out of the previous 30 consecutive trading days. The subordinated notes are listed on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange. The execution of our currently ongoing capital increase will trigger a corresponding anti-dilution adjustment of the conversion ratio of the notes.

•	We exited the German employers’ union in November 2008 in order to achieve more flexibility.

•	In the nine months ended June 30, 2009, we made progress with cost reductions under our IFX10+ cost-reduction program. In that context, we also made significant progress in reducing the number of employees. As of June 30, 2009, our workforce was 26,108 compared to 29,119 as of September 30, 2008, a reduction of 10 percent. In response to the continued and increasingly severe deterioration in the general market environment, we implemented additional substantial cost reductions and cash savings were achieved. Among others, we implemented reduced working hours and unpaid leave. In addition, we changed our bonus schemes for the 2009 fiscal year, issued a new and stringent travel policy, and terminated an anniversary payment scheme. Our operating expenses for the three months ended June 30, 2009 decreased by approximately €88 million compared to the three months ended September 30, 2008. Our management believes that these savings are mainly due to our IFX 10+ cost-reduction program. This figure includes cost savings resulting from reduced working hours and unpaid leave.

Measures Taken After June 30, 2009 to Improve our Financial Condition

•	On July 7, 2009, we entered into an asset purchase agreement to sell the Wireline Communications business for cash consideration of €250 million to Golden Gate Private Equity. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable nine months after the closing date. We are selling the Wireline Communications business in order to focus on the further development of our main business, our strategy and strong position in the key areas of energy efficiency, security and communications, while at the same time further improving our balance sheet and strengthening our liquidity position. The sale of the Wireline Communications business will allow us to concentrate on our four remaining operating segments.

•	On July 16, 2009, we announced the launch of a rights issue for up to 337 million shares, with a subscription price of €2.15 per share and a subscription period from July 20, 2009 through August 3, 2009. The new shares are being offered to our shareholders for subscription at a ratio of four new shares for every nine outstanding shares held. Settlement for the new shares subscribed for under

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the rights offering is expected to occur on or about August 7, 2009. On July 10, 2009, we entered into an investment agreement. Accordingly, Admiral Participations (Luxembourg) S.à r.l., (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC, has agreed to acquire all shares not subscribed for by our shareholders (and the fractional amount of up to €7,562,592, amounting to up to 3,781,296 new shares) (the “Investment Shares”) in the rights offering up to a maximum of 30 percent minus one share of our equity and voting rights post execution of the offering at a subscription price of €2.15 per share. The obligation of the Backstop Investor to acquire the Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), which are expected to be received during the course of August 2009, and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect. The Backstop Investor may, but is not required to, acquire Investment Shares if the number of Investment Shares available together with any shares to be acquired by the Backstop Investor through subscription rights purchased by the Backstop Investor, if any, does not allow the Backstop Investor to establish a participation in our equity capital and voting rights of at least 15 percent post execution of the offering. Should the Backstop Investor not purchase any new shares in the offering for any reason, we have to pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of our company of 25 percent or less, we have to pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding of the Backstop Investor falls short of 25 percent plus one share.

We believe that the successful completion of the offering, resulting in gross proceeds of approximately €374 to €725 million, will strengthen our capital structure. In particular, assuming we are able to place all of the 337 million new shares, we plan to use approximately €570 million to repay the convertible subordinated notes due 2010 and the exchangeable subordinated notes due 2010, of which as of June 30, 2009, €570 million were outstanding.

Revenue by Segment

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Automotive	311	206	945	601
Industrial & Multimarket	279	221	846	648
Chip Card & Security	113	82	350	253
Wireless Solutions (1)	205	251	655	652
Wireline Communications (2)	108	84	316	251
Other Operating Segments (3)	25	1	148	11
Corporate and Eliminations (4)	(12)	—	(92)	6

Total	1,029	845	3,168	2,422

(1)	Includes revenues of €1 million for the three months ended June 30, 2008 and €9 million and €1 million for the nine months ended June 30, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	On July 7, 2009, we entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

(3)	Includes revenues of €8 million for the three months ended June 30, 2008 and €78 million for the nine months ended June 30, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(4)	Includes the elimination of revenues of €9 million for the three months ended June 30, 2008 and €87 million and €1 million for the nine months ended June 30, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

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•	Automotive — In the third quarter of the 2009 fiscal year revenues of the Automotive segment were €206 million, a decrease of 34 percent compared to €311 million in the third quarter of the 2008 fiscal year. The revenue decline was in line with the volume reduction in the automobile market driven by the economic downturn. In addition, we saw a temporary market shift to smaller-sized cars with lower semiconductor content triggered by national car-scrap bonus programs and an economic stimulus program in China. Revenues of the Automotive segment increased in the third quarter of the 2009 fiscal year by 9 percent compared to €189 million in the second quarter of the 2009 fiscal year, mainly due to improved demand worldwide for smaller-sized cars in the context of national car-scrap bonus programs in Europe and an economic stimulus program in China. In Europe and Japan, the end of customers’ de-stocking in the supply chain and slightly increased customer demand added to the segment’s revenue increase, whereas the U.S. car market was still affected by continued market weakness. In the nine months ended June 30, 2009 segment revenues decreased by 36 percent to €601 million, compared to €945 million in the nine months ended June 30, 2008. This decrease mainly reflects the continuing demand-driven worldwide downturn in the automobile market.

•	Industrial & Multimarket — Revenues of the Industrial & Multimarket segment in the third quarter of the 2009 fiscal year were €221 million, a decline of 21 percent compared to €279 million in the third quarter of the 2008 fiscal year. This decline was driven by the impact of the worldwide financial crisis and significantly lower sales volumes due to reduced end customer demand. Compared to the second quarter of the 2009 fiscal year, revenues of the segment increased by 15 percent from €193 million, driven by stronger end customer demand for computing, communications and industrial products. In the nine months ended June 30, 2009, revenues of the Industrial & Multimarket segment were €648 million, a decrease of 23 percent from €846 million in the nine months ended June 30, 2008, driven by the impact of the worldwide financial crisis resulting in significantly lower sales volumes due to lower end customer demand as well as inventory clean-up throughout the value chain.

•	Chip Card & Security — In the third quarter of the 2009 fiscal year revenues of the Chip Card & Security segment were €82 million, a decline of 27 percent compared to €113 million in the third quarter of the 2008 fiscal year, mainly driven by lower demand for government identification applications and platform security applications, coupled with increasing overall pricing pressure, especially for communication and payment applications. Compared to the second quarter of the 2009 fiscal year, revenues of the segment increased by 3 percent from €80 million, mainly driven by increased revenues with communication applications, partially offset by a decrease in revenues with governmental identification applications. In the nine months ended June 30, 2009, revenues of our Chip Card & Security segment decreased by 28 percent to €253 million, compared to €350 million in the nine months ended June 30, 2008. This decrease was mainly driven by decreases in revenues with government identification and payment & communication applications.

•	Wireless Solutions — Revenues of the Wireless Solutions segment in the third quarter of the 2009 fiscal year were €251 million, an increase of 22 percent compared to €205 million in the third quarter of the 2008 fiscal year. Compared to the second quarter of the 2009 fiscal year, revenues of the segment increased by 23 percent from €204 million. The increase compared to the same quarter of the previous fiscal year and compared to the previous quarter of this fiscal year was mainly due to increased demand of some major mobile phone platform customers for both HSDPA and Ultra Low Cost solutions. In the nine months ended June 30, 2009, revenues of our Wireless Solutions segment decreased slightly by €3 million to €652 million, compared to €655 million in the nine months ended June 30, 2008. Despite the turbulent market environment, especially in the first half of the 2009 fiscal year, revenue increased strongly in the mobile phone platform business and slightly increased in the radio frequency platforms business, which nearly offset the decreases in the other Wireless businesses in the nine months ended June 30, 2009, compared to the same period of previous fiscal year.

•	Wireline Communications — In the third quarter of the 2009 fiscal year revenues of the Wireline Communications segment were €84 million, a decline of 22 percent compared to €108 million in the third quarter of the 2008 fiscal year, mainly driven by a decline in the Customer Premises Equipment (“CPE”) and infrastructure businesses due to the economic slowdown. Compared to the second quarter of the 2009 fiscal year, revenues of the segment increased by 6 percent from €79 million. The sequential increase was mostly driven by the CPE business. Here, the segment ramped several high-end Integrated Access Devices (IAD) projects at major European carriers, and continued to

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ramp its system-on-a-chip for the low-cost ADSL market. In the nine months ended June 30, 2009 revenues of our Wireline Communications segment decreased by 21 percent to €251 million, compared to €316 million in the nine months ended June 30, 2008. This decrease was mainly driven by a decline in the CPE and infrastructure business due to the economic slowdown.

•	Other Operating segments — Revenues of other operating segments decreased by 96 percent from €25 million in the three months ended June 30, 2008, to €1 million in the three months ended June 30, 2009, and by 93 percent from €148 million in the nine months ended June 30, 2008, to €11 million in the nine months ended June 30, 2009. Revenues of other operating segments in the three and nine months ended June 30, 2008 comprised mainly revenues from sales of wafers from our 200-milimeter facility in Dresden to Qimonda under a foundry agreement, which revenues have been eliminated in the Corporate and Eliminations segment. Furthermore, revenues of other operating segments in the three and nine months ended June 30, 2008, included revenues from our hard disk drive (“HDD”) business which we sold to LSI Corporation (“LSI”) in April 2008.

Revenue by Region

	Three months ended				Nine months ended
	June 30,				June 30,
	2008		2009		2008		2009
	(€ in millions, except percentages)

Revenue:
Germany	217	21%	147	17%	677	21%	462	19%
Other Europe	205	20%	142	17%	614	19%	428	18%
North America	122	12%	110	13%	404	13%	274	11%
Asia/Pacific	422	41%	402	48%	1,270	40%	1,122	46%
Japan	43	4%	36	4%	147	5%	108	5%
Other	20	2%	8	1%	56	2%	28	1%

Total	1,029	100%	845	100%	3,168	100%	2,422	100%

The regional distribution of revenues in the three and nine months ended June 30, 2009 changed compared to the three and nine months ended June 30, 2008, primarily reflecting changes in the revenues of the segments. The shift in the regional distribution from Germany, other Europe, and North America to Asia/Pacific resulted primarily from the significant revenue decreases of our Automotive segment, whose customers are based largely in Germany, other Europe and North America. Furthermore, increased revenues of our Wireless Solutions segment in Asia/Pacific during the three and nine months ended June 30, 2009, compared to the three and nine months ended June 30, 2008, contributed to the changes in the regional distribution of revenues.

Cost of Goods Sold and Gross Profit

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Cost of goods sold	673	610	2,063	1,922
Gross Profit	356	235	1,105	500
Percentage of revenues	35%	28%	35%	21%

Cost of goods sold decreased in the third quarter of the 2009 fiscal year by 9 percent, or €63 million, to €610 million, compared to €673 million in the third quarter of the 2008 fiscal year, and by 7 percent to €1,922 million in the nine months ended June 30, 2009, compared to €2,063 million in the nine months ended June 30, 2008. Our gross profit decreased from €356 million in the third quarter of the 2008 fiscal year to €235 million in the third quarter of the 2009 fiscal year, or as a percentage of revenues from 35 percent to 28 percent, respectively. As a percentage of revenues, gross profit increased in the Wireless Solutions segment and the Wireline Communications segment and decreased in the Automotive segment, the Industrial & Multimarket segment and the Chip Card & Security segment in the third quarter of the 2009 fiscal year compared to the same period of the previous fiscal year. As a percentage of revenue, our gross profit decreased from 35 percent in the nine months ended June 30, 2008 to 21 percent in the nine months

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ended June 30, 2009. This deterioration primarily resulted from lower sales volumes and higher idle capacity cost throughout all segments.

Research and Development Expenses

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Research and development expenses	169	125	520	396
Percentage of revenues	16%	15%	16%	16%

Research and development expenses in the third quarter of the 2009 fiscal year decreased by 26 percent, or €44 million, to €125 million, compared to €169 million in the third quarter of the 2008 fiscal year, and by 24 percent to €396 million in the nine months ended June 30, 2009, compared to €520 million in the nine months ended June 30, 2008. This decrease resulted primarily from cost savings measures which were implemented under our IFX10+ cost-reduction program. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to our current results contributed to the decrease in research and development expenses in the nine months ended June 30, 2009, compared to the same period of the previous fiscal year. As a percentage of revenues, research and development expenses in the nine months ended June 30, 2009, remained broadly unchanged at 16 percent compared to the nine months ended June 30, 2008, reflecting lower research and development expenses in line with lower revenues. In the three months ended June 30, 2009, research and development expenses as a percentage of revenue decreased slightly from 16 percent to 15 percent compared to the three months ended June 30, 2008, reflecting lower revenues and despite lower research and development expenses.

Research and development expenses decreased throughout all segments in the three and nine months ended June 30, 2009 compared to the three and nine months ended June 30, 2008, in particular in the Automotive segment and the Wireless Solutions segment, primarily as a result of implemented cost savings measures. As a percentage of revenues, research and development expenses decreased significantly in the Wireless Solutions segment, decreased slightly in the Wireline Communications segment and increased slightly in the Automotive segment, the Industrial & Multimarket segment and the Chip Card & Security segment in the nine months ended June 30, 2009. As a percentage of revenues, research and development expenses decreased significantly in the Wireless Solutions segment, decreased slightly in the Industrial & Multimarket segment, remained constant in the Chip Card & Security segment and increased slightly in the Wireline Communications segment and the Automotive segment in the three months ended June 30, 2009.

Selling, General and Administrative Expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Selling, General and Administrative Expense	145	108	415	330
Percentage of revenues	14%	13%	13%	14%

Selling, general and administrative expenses decreased by €37 million, or 26 percent, and by €85 million, or 20 percent, in the three and nine months ended June 30, 2009 compared to the three and nine months ended June 30, 2008, respectively. These decreases primarily reflected cost savings as a result of our IFX10+ cost-reduction program. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to our current results contributed to the decrease of selling, general and administrative expenses in the nine months ended June 30, 2009, compared to the same period of the previous fiscal year. As a percentage of revenues, selling, general and administrative expenses decreased slightly from 14 percent in the third quarter of the 2008 fiscal year to 13 percent in the third quarter of the 2009 fiscal year, and increased slightly from 13 percent in the nine months ended June 30, 2008 to 14 percent in the nine months ended June 30, 2009, primarily as a result of lower revenues in relation to lower selling, general and administrative expenses in absolute terms.

Other Items Affecting Earnings

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Other operating income	55	4	103	22
Other operating expense	(12)	(11)	(51)	(61)
Financial income	6	19	37	100
Financial expense	(37)	(31)	(125)	(119)
Income from investments accounted for using the equity method, net	1	2	3	5

Other operating income for the three and nine months ended June 30, 2009 decreased compared to the three and nine months ended June 30, 2008, by €51 million and €81 million, respectively. Included in other operating income for the three and nine months ended June 30, 2008 was a gain before income taxes of €39 million from the sale of our HDD business to LSI and a gain before income taxes of €4 million from the sale of other tangible assets. In addition, other operating income for the nine months ended June 30, 2008 included a gain before income taxes from the sale of 40 percent of our interest in Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) to Siemens AG of €32 million. Included in other operating income for the nine months ended June 30, 2009 were €10 million of payments received from the insolvency administrator of BenQ.

Other operating expense in the three months ended June 30, 2009 remained broadly unchanged compared to the three months ended June 30, 2008, and increased from €51 million in the nine months ended June 30, 2008 to €61 million in the nine months ended June 30, 2009. This increase primarily relates to a loss of €17 million, including post-closing adjustments in the third quarter of the 2009 fiscal year, from the sale of the business of our wholly-owned subsidiary Infineon Technologies SensoNor AS (“SensoNor”) in March 2009. This was to some extent offset by lower restructuring expenses, partly due to reversals, in the nine months ended June 30, 2009. Other operating expense in the nine months ended June 30, 2008 also included an amount of €14 million allocated to purchased in-process research and development from the acquisition of the mobility product business of LSI because there was no future economic benefit from its use or disposal.

Financial income increased by €13 million and €63 million in the three and nine months ended June 30, 2009, respectively, compared to the three and nine months ended June 30, 2008. These increases primarily resulted from the €13 million and €61 million gain realized in the three and nine months ended March 31, 2009, respectively, from the repurchase of notional amounts of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010. In addition, gains from the valuation of interest rate swaps contributed to the increase of financial income during the three and nine months ended June 30, 2009.

Financial expense decreased in the three and nine months ended June 30, 2009 by €6 million each compared to the three and nine months ended June 30, 2008, respectively. The decrease in the three-month period reflected broadly unchanged interest expense and a decrease in other financial expense. The decrease in the nine-month period reflected decreases in interest expense and other financial expense of €11 million and €7 million, respectively, mainly due to lower interest rates and lower indebtedness, which were offset by higher valuation charges and losses on sales of financial assets mainly in the first quarter of the 2009 fiscal year.

Income from investments accounted for using the equity method, net for the periods presented, consisted of our share in the net income of Bipolar.

Segment Result

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Segment Result:
Automotive	36	(17)	84	(138)
Industrial & Multimarket	29	9	78	4
Chip Card & Security	10	4	46	(5)
Wireless Solutions	(23)	19	(21)	(54)
Wireline Communications (1)	5	7	12	10
Other Operating Segments	(4)	(1)	3	(5)
Corporate and Eliminations	(1)	(13)	(3)	(16)

Total	52	8	199	(204)

(1)	On July 7, 2009, Infineon entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Segment Result development for our operating segments was as follows:

•	Automotive — Segment Result decreased from positive €36 million in the third quarter of the 2008 fiscal year to negative €17 million in the third quarter of the 2009 fiscal year, mainly due to reduced gross profit reflecting strong volume decline and increased idle capacity costs, partially offset by savings under the IFX10+ cost-reduction program, short time work and unpaid leave measures. Sequentially, Segment Result in the third quarter increased by 74 percent compared to negative €65 million in the second quarter of the 2009 fiscal year, due to the positive effects of higher production levels, cost savings, and the increases in revenues. Segment Result decreased from positive €84 million in the nine months ended June 30, 2008 to negative €138 million in the nine months ended June 30, 2009, mainly due to the significant decline in revenues and higher idle capacity costs which were only partially offset by savings realized by the segment under the IFX10+ cost-reduction program, short time work and unpaid leave measures.

•	Industrial & Multimarket — Segment Result decreased from positive €29 million in the third quarter of the 2008 fiscal year to positive €9 million in the third quarter of the 2009 fiscal year, reflecting lower sales volumes as well as higher idle capacity cost resulting from lower factory loading. These effects more than offset positive effects from increased productivity and savings under our IFX10+ cost-reduction program. Sequentially, Segment Result in the third quarter increased by €16 million compared to negative €7 million in the second quarter of the 2009 fiscal year, reflecting higher sales volumes as well as improved factory loading. Additional cost savings contributed to the positive development of Segment Result. Segment Result decreased from positive €78 million in the nine months ended June 30, 2008 to positive €4 million in the nine months ended June 30, 2009. This decrease was mainly caused by the decline in revenues and an increase in idle capacity costs which could only be partially offset by savings realized by the segment under the IFX10+ cost-reduction program.

•	Chip Card & Security — Segment Result was positive €4 million in the third quarter of the 2009 fiscal year, a decrease from positive €10 million in the third quarter of the 2008 fiscal year, and an increase from negative €8 million in the second quarter of the 2009 fiscal year. The year-on-year decrease in Segment Result reflected reduced gross profit as a result of lower revenues, accompanied by increased idle capacity costs. Savings in research and development expenses and selling, general and administrative expenses resulting from our IFX10+ cost-reduction program, short time work and unpaid leave measures only partially offset the reduced gross profit. The sequential increase in Segment Result was mostly caused by the overall increase in factory utilization. Segment Result decreased from positive €46 million in the nine months ended June 30, 2008, to negative €5 million in the nine months ended June 30, 2009, mainly due to reduced gross margins in-line with the revenue decline and accompanied by increased idle capacity costs. Realized savings under the

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IFX10+ cost-reduction program, short time work and unpaid leave measures and increased productivity only partially offset these effects.

•	Wireless Solutions — Segment Result increased from negative €23 million in the third quarter of the 2008 fiscal year, and from negative €29 million in the second quarter of the 2009 fiscal year, to positive €19 million in the third quarter of the 2009 fiscal year. The year-on-year increase reflected the increase in revenues and resulting improvement in gross profit. Additionally, significant cost reductions under the IFX10+ cost-reduction program and a positive development of the U.S. dollar against the Euro contributed to the improved results. The sequential increase reflects the increase in revenues and higher production levels. Segment Result decreased from negative €21 million in the nine months ended June 30, 2008 to negative €54 million in the nine months ended June 30, 2009. This decrease was mainly due to high idle capacity costs in the first six months of the 2009 fiscal year, which could only be partially offset by the positive development in the third quarter of the 2009 fiscal year and the measures the segment has implemented under the IFX10+ cost-reduction program and a more favorable U.S. dollar/Euro exchange rate.

•	Wireline Communications — Segment Result increased from positive €5 million in the third quarter of the 2008 fiscal year, and from positive €1 million in the second quarter of the 2008 fiscal year, to positive €7 million in the third quarter of the 2009 fiscal year. The slight year-on-year increase mainly reflected the cost reduction efforts under our IFX10+ cost-reduction program offset by the impact of the decline in revenues. The sequential increase of Segment Result in the third quarter of the 2009 fiscal year was mainly driven by higher revenues and improved factory loading. Segment Result for the Wireline Communications segment decreased slightly from positive €12 million in the nine months ended June 30, 2008 to positive €10 million in the nine months ended June 30, 2009. The decline due to lower revenues was almost fully offset by the measures the segment has implemented under the IFX10+ cost-reduction program.

•	Other Operating Segments — The Segment Result for our other operating segments in the three and nine months ended June 30, 2009 decreased compared to the three and nine months ended June 30, 2008, primarily due to the significant decrease in revenues of the other operating segments.

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The following table provides the reconciliation of the total Segment Result to our loss from continuing operations before income tax:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Total Segment Result	52	8	199	(204)
Adjustments:
Asset impairments, net of reversals	(2)	2	—	1
Restructuring and other related closure costs	(2)	7	(11)	1
Share-based compensation expense	(1)	(1)	(4)	(2)
Acquisition-related amortization and losses	(7)	(6)	(21)	(18)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	45	(1)	59	(18)
Other expense, net	—	(14)	—	(25)

Operating income (loss)	85	(5)	222	(265)

Financial Income	6	19	37	100
Financial Expense	(37)	(31)	(125)	(119)
Income from investment accounted for using the equity method, net	1	2	3	5

Income (loss) from continuing operations before income tax	55	(15)	137	(279)

Loss from Discontinued Operations, Net of Income Taxes

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009 (1)
	(€ in millions)

Revenue	384	—	1,309	314
Costs and expenses	(645)	—	(2,659)	(867)
Reversal (write-down) of measurement to fair value less costs to sell	(145)	—	(1,587)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	(3)	—	(206)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects upon deconsolidation	—	—	—	(100)
Loss from discontinued operations, before income taxes	(406)	(3)	(2,937)	(399)
Income tax expense	(23)	—	(35)	—
Loss from discontinued operations, net of income taxes	(429)	(3)	(2,972)	(399)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations has been available for the period from January 1, 2009 to January 23, 2009, the date of the application to commence insolvency proceedings. As disclosed below, due to the write-down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect our consolidated net income, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, the loss from discontinued operations, net of income taxes of €399 million is unaffected.

In the nine months ended June 30, 2008, loss from discontinued operations, net of income taxes, amounted to €2,972 million and included Qimonda’s net loss as well as an after tax write-down of €1,587 million in order to remeasure Qimonda to its estimated fair value less costs to sell as of June 30, 2008. During the nine months ended June 30, 2009, loss from discontinued operations, net of income taxes, totaled €399 million. This amount was primarily composed of the realization of accumulated currency translation effects totaling €188 million and provisions and allowances of €206 million resulting from Qimonda’s insolvency described above. The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera to Micron in November 2008 and the deconsolidation of Qimonda in the second quarter of the 2009 fiscal year. As a result of the insolvency proceedings of Qimonda, we may face potential liabilities and allowances in connection with the Qimonda business, as described further below. The operating losses of Qimonda through deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, in the three months ended December 31, 2008 were offset by a €460 million partial reversal of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell of zero. Such reversal was recorded due to the fact that Infineon had neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

As a result of the commencement of insolvency proceedings by Qimonda, we are exposed to potential liabilities arising in connection with the Qimonda business. Such potential liabilities include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies, employee-related contingencies and purported unfair dismissal claims by employees of Qimonda North America. For pending antitrust and securities law claims, we are the named defendant and therefore potentially liable to third parties. Qimonda is required to indemnify us, in whole or in part, for any claim (including any related expenses) arising in connection with these pending antitrust and securities law claims. As a result of Qimonda’s insolvency, it is very unlikely that Qimonda will be able to indemnify us for these losses. In addition, as a result of Qimonda’s insolvency, Qimonda may not be in compliance with certain requirements of governmental subsidies received prior to the carve-out of Qimonda from Infineon. Depending on the actions of the insolvency administrator, repayment of some of these subsidies could be sought from us. In addition, in our capacity as a former general partner of Qimonda Dresden GmbH & Co oHG (“Qimonda Dresden”), we may also be held liable for certain employee-related contingencies in connection with the insolvency of Qimonda Dresden and certain subsidies received by Qimonda Dresden. Furthermore, we are subject to a pending lawsuit in Delaware in which the plaintiffs are seeking to hold us liable for the payment of severance and other benefits allegedly due by Qimonda North America in connection with the termination of employment in connection with Qimonda’s insolvency. In addition, we may be subject to claims by the insolvency administrator under specific German insolvency laws for repayment of certain amounts received by us, as a Qimonda shareholder, for example, payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings.

Furthermore, we may lose the right to use Qimonda’s intellectual property rights under the contribution agreement between us and Qimonda if and to the extent this agreement was successfully voided or otherwise challenged. The insolvency of Qimonda may also subject us to other claims arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as it is unlikely that Qimonda will be able to fulfill its obligation to indemnify us against any such liabilities due to its insolvency.

We recorded aggregate provisions and allowances of €206 million as of June 30, 2009, adjusted by €3 million based on a current assessment as of June 30, 2009 compared to March 31, 2009, relating to the amounts which management believes are probable and can be estimated with reasonable accuracy at that time. The recorded provisions are primarily reflected within “Current provisions”; the remainder is recorded within “Long-term provisions”. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Any disclosure of amounts with respect to specific potential liabilities arising in connection with Qimonda’s insolvency could seriously prejudice our position in these matters, and therefore no further information is provided in this regard. No reasonable estimated amount can be attributed at this time to those potential liabilities that may occur but which are currently not viewed to be probable.

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In preparing our financial statements for the current and subsequent quarters, we will review the provisions and allowances with respect to these and any new potential liabilities to determine whether any adjustments should be made.

Net Loss

For the three and nine months ended June 30, 2009, we had a net loss of €23 million and €685 million, respectively, a decrease of 94 percent and 76 percent compared to €379 million and €2,863 million in the three and nine months ended June 30, 2008, respectively. In the three and nine months ended June 30, 2008, net loss was significantly impacted by the results from discontinued operations, net of income tax, of negative €429 million and negative €2,972 million, respectively, primarily due to Qimonda’s net loss, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and consequently a significant decrease in Qimonda’s gross profit and the write-down of €145 million and €1,587 million to remeasure Qimonda to its estimated current fair value less costs to sell, compared to negative €3 million and negative €399 million in the three and nine months ended June 30, 2009. Furthermore, for the three and nine months ended June 30, 2009, we realized a loss from continuing operations of €20 million and €286 million, respectively, compared to income from continuing operations of €50 million and €109 million in the three and nine months ended June 30, 2008, respectively, a decrease of €70 million and €395 million, respectively. This decline primarily reflected the decrease in revenues and higher idle capacity cost, which was partly offset by decreases in research and development expenses and selling, general and administrative expenses.

Financial Condition

	As of
	September 30,	June 30,
	2008	2009	Change
	(€ in millions, except percentages)

Current assets	4,648	2,048	(56)%
Thereof: Assets classified as held for disposal	2,129	5	(100)%
Non-current assets	2,334	1,989	(15)%

Total assets	6,982	4,037	(42)%

Current liabilities	3,673	1,700	(54)%
Thereof: Liabilities associated with assets classified as held for disposal	2,123	—	(100)%
Non-current liabilities	1,148	633	(45)%

Total liabilities	4,821	2,333	(52)%

Minority interests	70	56	(20)%
Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648	(21)%

Total equity	2,161	1,704	(21)%

As of June 30, 2009, our current assets decreased by €2,600 million in comparison to September 30, 2008, which is primarily due to the decrease in assets held for disposal of €2,123 million as a result of the deconsolidation of Qimonda. The remaining decrease in current assets primarily related to a decrease of €303 million in trade and other receivables (€22 million in the three months ended June 30, 2009) and a decrease in inventories of €144 million (€22 million in the three months ended June 30, 2009). Trade and other receivables and inventories decreased as a result of lower revenues and successful working capital management. Furthermore, the receipt of €112 million from the German bank’s deposit protection fund in the second and third quarter of the 2009 fiscal year and allowances for doubtful accounts recorded on receivables against Qimonda following Qimonda’s application to commence insolvency proceedings contributed to the decrease in trade and other receivables.

Our gross cash position, consisting of cash and cash equivalents and available-for-sale financial assets, decreased slightly by €12 million to €871 million as of June 30, 2009, compared to €883 million as of September 30, 2008. The principal factors driving our gross cash position during the nine months ended June 30, 2009 were repurchases of notional amounts of €167 million and €78 million of our exchangeable

1

subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively, for an aggregate of €164 million in cash including transaction costs of €3 million, scheduled debt repayments of €101 million, and €106 million of cash outflows in connection with our IFX10+ cost-reduction program. This was partly offset by the gross proceeds of €182 million from the issuance of new convertible subordinated notes due 2014 with a notional amount of €196 million. In addition, the receipt of €112 million from the German bank’s deposit protection fund and the contingent consideration of €13 million refunded from Texas Instruments Inc. due to the failure to achieve agreed revenue targets of the CPE business, which we acquired from Texas Instruments Inc. in the 2007 fiscal year, increased our gross cash position, which was partly offset by purchases of intangible assets and property, plant and equipment. With positive cash inflow from operating activities from continuing operations of €107 million, our gross cash position of €871 million as of June 30, 2009 was close to that of September 30, 2008 of €883 million.

Non-current assets decreased by €345 million as of June 30, 2009, compared to September 30, 2008. This decrease primarily resulted from a €299 million decrease in property, plant and equipment, net, mainly because capital expenditures during the nine months ended June 30, 2009 were lower than depreciation. Furthermore, the sale of the SensoNor business contributed to the decrease in property, plant and equipment. Additionally, goodwill and other intangible assets decreased by €20 million mainly due to the reduction of goodwill relating to the acquisition of the CPE business from Texas Instruments Inc. as a result of the refund of contingent consideration of €13 million. Other financial assets decreased by €19 million.

As of June 30, 2009, current liabilities decreased by €1,973 million compared to September 30, 2008, mainly due to the deconsolidation of Qimonda, resulting in a decrease of liabilities associated with assets classified as held for disposal of €2,123 million. Furthermore, we reclassified €487 million of our convertible subordinated notes due 2010 with notional amounts of €522 million from long-term debt into short-term debt and current maturities of long-term debt, as they mature in June 2010. Other changes in current liabilities related to a decrease in trade and other payables as of June 30, 2009 by €141 million compared to September 30, 2008, mainly resulting from lower trade accounts payables due to lower purchased services and lower capital expenditures. Also, other current liabilities decreased by €117 million, resulting from the decrease of employee-related liabilities, mainly due to payments of termination benefits from our IFX 10+ cost-reduction program and the reduction of liabilities for bonus payments.

Non-current liabilities decreased as of June 30, 2009, by €515 million compared to September 30, 2008, primarily due to the reclassification of €487 million of convertible subordinated notes due 2010 from long-term debt into short-term debt and current maturities of long-term debt. Furthermore, we repurchased notional amounts of €167 million and €78 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively, which decreased long-term debt accordingly. This decrease was partly offset by the issuance of new convertible subordinated notes due 2014 with a notional amount of €196 million, resulting in an increase of long-term debt by €143 million as of June 30, 2009, net of debt issuance cost, discount and the component recognized in equity as required by IFRS. Long-term provisions increased by €78 million, primarily for potential liabilities resulting from Qimonda’s insolvency.

Liquidity

	Nine months ended
	June 30,
	2008	2009
	(€ in millions)

Net cash provided by operating activities from continuing operations	305	107
Net cash provided by (used in) investing activities from continuing operations	(757)	29
Net cash used in financing activities from continuing operations	(211)	(105)
Net decrease in cash and cash equivalents from discontinued operations	(223)	(427)
Net decrease in cash and cash equivalents	(886)	(396)

Net cash provided by operating activities from continuing operations was €107 million for the nine months ended June 30, 2009, compared to €305 million for the nine months ended June 30, 2008, and reflected mainly the loss from continuing operations of €286 million, excluding non-cash charges for depreciation and amortization of €415 million, and €16 million resulting from the sale of the SensoNor business. Net cash provided by operating activities in the nine months ended June 30, 2009 included €10 million received from the German bank deposit protection fund, and was negatively impacted by changes in operating assets and liabilities of €19 million and interest paid of €46 million, and positively impacted by income taxes received of €15 million and interest received of €16 million.

Net cash provided by investing activities from continuing operations was €29 million for the nine months ended June 30, 2009, compared to €757 million of cash used in investing activities from continuing operations for the nine months ended June 30, 2008. This included €102 million principal amount received from the German bank deposit protection fund for cash deposits in the second and third quarters of the 2009 fiscal year and the refund of contingent consideration of €13 million from Texas Instruments Inc. due to the failure to achieve agreed revenue targets of the CPE business. Furthermore, net proceeds (sales less purchases) of €28 million from available-for-sale financial assets and the consideration of €4 million received from the sale of the SensoNor business contributed to cash provided by investing activities. We used €118 million for the purchases of property, plant and equipment, and intangible assets.

Net cash used in financing activities from continuing operations was €105 million for the nine months ended June 30, 2009, compared to €211 million for the nine months ended June 30, 2008. During the nine months ended June 30, 2009, we made principal repayments of long-term debt of €268 million, of which the majority related to the repurchase of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010 for an aggregate of €164 million in cash including transaction costs of €3 million. Additional debt repayments amounted to €101 million.

The net decrease in cash and cash equivalents from discontinued operations in the nine months ended June 30, 2009, consisted primarily of cash used in operating and financing activities of Qimonda in the aggregate amount of €408 million and €40 million, respectively. The net cash provided by investing activities from discontinued operations of €21 million consisted primarily of cash received by Qimonda in connection with the sale of Inotera to Micron in November 2008 for US$400 million (approximately €296 million), partially offset by the cash and cash equivalents totaling €286 million of Qimonda as of January 23, 2009, the date Qimonda filed an application to commence insolvency proceedings.

Free cash flow from continuing operations, representing cash flows from operating and investing activities from continuing operations, excluding purchases or sales of available-for-sale financial assets, was positive €108 million for the nine months ended June 30, 2009, an improvement from negative €206 million for the nine months ended June 30, 2008. Free cash flow during the first nine months of the 2008 fiscal year included higher cash used in investing activities from continuing operations, due to the acquisition of the mobility products business from LSI, the acquisition of Primarion Inc., and higher capital expenditures, which were only partly offset by higher cash provided from operating activities from continuing operations. Free cash flow for the three and nine months ended June 30, 2009 included cash inflow of €17 million and €112 million from the German bank’s deposit protection fund, respectively, and cash outflows for our IFX10+ cost-reduction program of €25 million and €106 million, respectively. Furthermore, capital expenditures for the three and nine months ended June 30, 2009 amounted to €27 million and €118 million, respectively, while depreciation and amortization for the three and nine months ended June 30, 2009 was €133 million and €415 million, respectively.

Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, and operate in a capital intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted.

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Free cash flow includes only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009

Net cash provided by operating activities from continuing operations	156	172	305	107
Net cash provided by (used in) investing activities from continuing operations	137	(2)	(757)	29
Thereof: Net proceeds from (sales) purchases of available-for-sale financial assets	(171)	(18)	246	(28)

Free cash flow	122	152	(206)	108

Our gross cash position as of June 30, 2009, representing cash and cash equivalents and available-for-sale financial assets, decreased slightly to €871 million from €883 million as of September 30, 2008, primarily reflecting the net cash provided by operating activities and used in financing activities from continuing operations. Our net debt position as of June 30, 2009, defined as gross cash position less short and long-term debt, was €151 million, an improvement of €136 million from €287 million as of September 30, 2008, mainly reflecting net cash provided by operating activities and the effect on our net debt position of the repurchase of exchangeable subordinated notes due 2010 and convertible subordinated notes due 2010, net of accretion, and of the issuance new convertible subordinated notes due 2014.

Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, we report our gross and net cash/(debt) positions to provide investors with an understanding of our overall liquidity. The gross and net cash/(debt) position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

	September 30,	June 30,
	2008	2009
	(€ in millions)

Cash and cash equivalents	749	767
Available-for-sale financial assets	134	104
Gross cash position	883	871

Less: Short-term debt and current maturities of long-term debt	207	634
Long-term debt	963	388

Net cash/(debt) position	(287)	(151)

Our net cash/(debt) position is an important measure for us, in light of our outstanding convertible subordinated notes due 2010 in the notional amount of €522 million and our outstanding exchangeable subordinated notes due 2010 in the notional amount of €48 million maturing in 2010. We believe that we will continue to be able to fund our normal business operations out of cash flow from operations. However, in an effort to obtain sufficient funds to repay the convertible subordinated notes and exchangeable subordinated notes due in 2010 and to solidify our balance sheet structure, we commenced a rights offering on July 16, 2009 of up to 337 million new shares that we are offering to our shareholders for subscription. The Backstop Investor has agreed to subscribe, at the subscription price of €2.15, for up to approximately 326 million new shares, not subscribed for by existing shareholders, if the Backstop Investor receives at least a minimum allocation of 15 percent of the increased share capital (see note 1 of our condensed consolidated financial statements for the three and nine months ended June 30, 2009).

Employees

The following table indicates the composition of our workforce by function and region at the dates shown:

	As of
	September 30,	June 30,
	2008	2009	Change
	(€ in millions, except percentages)

Function:
Production	19,358	16,976	(12)%
Research & Development	6,273	5,947	(5)%
Sales & Marketing	1,905	1,695	(11)%
Administrative	1,583	1,490	(6)%

Total	29,119	26,108	(10)%

Region:
Germany	10,053	9,223	(8)%
Other Europe	5,192	4,579	(12)%
North America	821	723	(12)%
Asia/Pacific	12,897	11,441	(11)%
Japan	156	142	(9)%

Total	29,119	26,108	(10)%

During the nine months ended June 30, 2009, our workforce decreased in all functions and regions, primarily as a result of our IFX10+ cost-reduction program as well as a result of the sale of the SensoNor business.

Outlook

Industry Environment

In the second quarter of the 2009 calendar year, contractionary forces appeared to start to recede. Following a disappointing first calendar quarter, current economic data point to a return to modest growth at the global level. However, the recession is not over and the International Monetary Fund (“IMF”) still forecasts the recovery to be sluggish. Accordingly, the IMF expects global activity to contract by 2.6 percent in 2009 and to expand by 1.7 percent in 2010, according to its July 2009 report. The forecasted 2010 growth rate is 0.7 percentage points higher than envisaged in the IMF’s April 2009 World Economic Outlook.

For the global semiconductor market, monthly World Semiconductor Trade Statistics (WSTS) data indicate revenues (in U.S. dollar terms) to have improved in the second quarter of calendar year 2009 compared to the first quarter of calendar year 2009. Compared to the second quarter of the 2008 calendar year, global semiconductor market contraction was still in the double digits in the second quarter of the 2009 calendar year. For the 2009 calendar year, iSuppli Corporation currently projects a decline of 23 percent in worldwide semiconductor revenues. The latest forecasts of a range of reputable market research firms are between minus 12 percent (VLSI Research Inc.) and minus 23 percent (iSuppli Corporation). The projected 2010 growth rates from these organizations are in the range of plus 7 percent to plus 19 percent.

Outlook for the Fourth Quarter of the 2009 Fiscal Year and Update on Our Outlook for the 2009 Fiscal Year

Reflecting the pending sale of the Wireline Communications business, we will classify this business as discontinued operations in our consolidated financial statements for the fiscal quarter and fiscal year ending September 30, 2009.

We expect our group revenues to grow in the fourth quarter compared to the third quarter - on a comparable basis, excluding the Wireline Communications segment. We expect the revenue increase to be driven in particular by the segments Automotive and Industrial and Multimarket.

We currently plan continued, but cautious increases in production levels in the fourth quarter of the 2009 fiscal year as we adapt capacity loadings to the improved demand. Together with the benefits of anticipated higher sales levels and continued tight cost control, we therefore expect Segment Result - on a comparable basis, excluding the Wireline Communications segment - to improve as well.

For the 2009 fiscal year, we now expect depreciation and amortization to exceed the previous forecast level of €500 million.

Risks and Opportunities

We are exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, broader economic developments, including the duration and depth of the current economic downturn; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, the outcome of Qimonda’s insolvency proceedings, including potential liabilities related to the Qimonda insolvency, including pending antitrust and related securities law claims, the potential repayment of governmental subsidies received, employee-related contingencies and other matters; as well as the other factors mentioned herein and those described in the prospectus relating to our pending rights offering (a form of which was approved by the German Federal Financial Supervisory Authority (BaFin) on July 16, 2009 and a form of which is contained in the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on July 16, 2009) (the “Prospectus”).

To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to the “Risk Factors” section of our Prospectus.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2008 and 2009
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	1,029	845	1,185
Cost of goods sold	(673)	(610)	(856)

Gross profit	356	235	329

Research and development expenses	(169)	(125)	(175)
Selling, general and administrative expenses	(145)	(108)	(151)
Other operating income	55	4	6
Other operating expense	(12)	(11)	(16)

Operating income (loss)	85	(5)	(7)

Financial income	6	19	27
Financial expense	(37)	(31)	(44)
Income from investments accounted for using the equity method, net	1	2	3

Income (loss) from continuing operations before income taxes	55	(15)	(21)

Income tax benefit (expense)	(5)	(5)	(7)

Income (loss) from continuing operations	50	(20)	(28)

Loss from discontinued operations, net of income taxes	(429)	(3)	(4)

Net loss	(379)	(23)	(32)

Attributable to:
Minority interests	(87)	1	1
Shareholders of Infineon Technologies AG	(292)	(24)	(33)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	0.06	(0.03)	(0.04)

Basic and diluted loss per share from discontinued operations	(0.45)	—	—

Basic and diluted loss per share	(0.39)	(0.03)	(0.04)

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2008 and 2009
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	3,168	2,422	3,396
Cost of goods sold	(2,063)	(1,922)	(2,695)

Gross profit	1,105	500	701

Research and development expenses	(520)	(396)	(555)
Selling, general and administrative expenses	(415)	(330)	(463)
Other operating income	103	22	31
Other operating expense	(51)	(61)	(85)

Operating income (loss)	222	(265)	(371)

Financial income	37	100	140
Financial expense	(125)	(119)	(167)
Income from investments accounted for using the equity method, net	3	5	7

Income (loss) from continuing operations before income taxes	137	(279)	(391)

Income tax expense	(28)	(7)	(10)

Income (loss) from continuing operations	109	(286)	(401)

Loss from discontinued operations, net of income taxes	(2,972)	(399)	(559)

Net loss	(2,863)	(685)	(960)

Attributable to:
Minority interests	(639)	(48)	(67)
Shareholders of Infineon Technologies AG	(2,224)	(637)	(893)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted loss per share from continuing operations	0.11	(0.38)	(0.53)

Basic and diluted loss per share from discontinued operations	(3.08)	(0.47)	(0.66)

Basic and diluted loss per share	(2.97)	(0.85)	(1.19)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2008 and June 30, 2009

	September 30,	June 30.	June 30,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	749	767	1,075
Available-for-sale financial assets	134	104	146
Trade and other receivables	799	496	695
Inventories	665	521	730
Income tax receivable	29	13	18
Other current financial assets	19	29	41
Other current assets	124	113	159
Assets classified as held for disposal	2,129	5	7

Total current assets	4,648	2,048	2,871

Property, plant and equipment	1,310	1,011	1,417
Goodwill and other intangible assets	443	423	593
Investments accounted for using the equity method	20	24	34
Deferred tax assets	400	396	555
Other financial assets	133	114	160
Other assets	28	21	30

Total assets	6,982	4,037	5,660

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	207	634	889
Trade and other payables	506	365	512
Current provisions	424	415	582
Income tax payable	87	97	136
Other current financial liabilities	63	43	60
Other current liabilities	263	146	205
Liabilities associated with assets classified as held for diposal	2,123	—	—

Total current liabilities	3,673	1,700	2,384

Long-term debt	963	388	544
Pension plans and similar commitments	43	35	49
Deferred tax liabilities	19	15	21
Long-term provisions	27	105	147
Other financial liabilities	20	6	8
Other liabilities	76	84	118

Total liabilities	4,821	2,333	3,271

Equity:
Shareholders’ equity:
Ordinary share capital	1,499	1,499	2,102
Additional paid-in capital	6,008	6,041	8,469
Accumulated deficit	(5,252)	(5,889)	(8,257)
Other components of equity	(164)	(3)	(4)

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648	2,310

Minority interests	70	56	79

Total equity	2,161	1,704	2,389

Total liabilities and equity	6,982	4,037	5,660

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Income and Expense Recognized in Equity (Unaudited)
For the nine months ended June 30, 2008 and 2009

	June 30,	June 30,	June 30
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net loss	(2,863)	(685)	(960)

Currency translation effects	(107)	187	262
Actuarial gains and losses on pension plans and similar commitments		—	—
Net change in fair value of available-for-sale financial assets	(11)	4	5
Net change in fair value of cash flow hedges	8	9	13

Net loss recognized directly in equity, net of tax	(110)	200	280

Total income and expense recognized in equity	(2,973)	(485)	(680)

Attributable to:
Minority interests	(663)	(9)	(13)
Shareholders of Infineon Technologies AG	(2,310)	(476)	(667)

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2008 and 2009

	June 30,	June 30,	June 30,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net loss	(2,863)	(685)	(960)
Less: net loss from discontinued operations	2,972	399	559
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities
Depreciation and amortization	429	415	582
Provision for (recovery of) doubtful accounts	—	(2)	(3)
Write-down on inventory	—	—	—
(Losses) gains on sales of current available-for-sale financial assets	1	2	3
Losses (gains) on sales of businesses and interests in subsidiaries	(66)	16	22
Losses on disposals of property, plant, and equipment	10	1	1
Income from investments accounted for using the equity method	(3)	(5)	(7)
Impairment charges	—	(1)	(1)
Stock-based compensation	4	2	3
Deferred income taxes	—	(1)	(1)
Changes in operating assets and liabilities:			—
Trade and other receivables	70	168	235
Inventories	(99)	147	206
Other current assets	(48)	(20)	(28)
Trade and other payables	(109)	(130)	(182)
Provisions	(31)	(117)	(164)
Other current liabilities	29	(81)	(114)
Other assets and liabilities	42	14	20
Interest received	25	16	22
Interest paid	(54)	(46)	(64)
Income tax received	(4)	15	21

Net cash provided by (used in) operating activities from continuing operations	305	107	150

Net cash used in operating activities from discontinued operations	(417)	(408)	(572)

Net cash used in operating activities	(112)	(301)	(422)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(577)	(30)	(42)
Proceeds from sales of available-for-sale financial assets	331	58	82
Proceeds from sales of businesses and interests in subsidiaries	97	4	6
Business acquisitions, net of cash acquired	(353)	13	18
Purchases of intangible assets, and other assets	(37)	(36)	(51)
Purchases of property, plant and equipment	(227)	(82)	(115)
Proceeds from sales of property, plant and equipment, and other assets	9	102	143
Net cash provided by (used in) investing activities from continuing operations	(757)	29	41

Net cash used in investing activities from discontinued operations	(53)	21	29

Net cash used in investing activities	(810)	50	70

Cash flows from financing activities:
Net change in short-term debt	(68)	—	—
Net change in related party financial receivables and payables	(7)	(1)	(1)
Proceeds from issuance of long-term debt	108	182	255
Principal repayments of long-term debt	(164)	(268)	(376)
Change in restricted cash	—	(7)	(10)
Dividend payments to minority interests	(80)	(6)	(8)
Capital contribution	—	(5)	(7)

Net cash used in financing activities from continuing operations	(211)	(105)	(147)

Net cash provided by financing activities from discontinued operations	247	(40)	(56)

Net cash provided by (used in) financing activities	36	(145)	(203)

Net decrease in cash and cash equivalents	(886)	(396)	(555)
Effect of foreign exchange rate changes on cash and cash equivalents	(16)	(7)	(10)
Cash and cash equivalents at beginning of period	1,809	1,170	1,640
Cash and cash equivalents at end of period	907	767	1,075
Less: Cash and cash equivalents at end of period from discontinued operations	499	—	—

Cash and cash equivalents at end of period from continuing operations	408	767	1,075

See accompanying notes to the unaudited condensed consolidated financial statements.

1

Infineon Technologies AG and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
Condensed Consolidated Changes in Equity (Unaudited)
For the nine months ended June 30, 2008 and 2009
(in millions of euro, except for share data)

							Unrealized
					Foreign	Unrealized	gain	Total equity
	Issued		Additional		currency	gain (loss)	(loss) on	attributable to
	Ordinary shares		paid-in	Accumulated	translation	on	cash flow	shareholders	Minority	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	of Infineon AG	interests	equity
Balance as of October 1, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in equity	—			(2,224)	(84)	(9)	7	(2,310)	(663)	(2,973)

Issuance of ordinary shares:
Exercise of stock options	13,450	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	6	—	—	—	—	6	—	6
Deferred compensation, net	—	—	—	—	—	—	—	—	—	—
Other changes in equity	—	—	(10)	—	—	—	—	(10)	(80)	(90)

Balance as of June 30, 2008	749,742,085	1,499	5,998	(4,552)	(190)	(15)	(10)	2,730	217	2,947

Balance as of October 1, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Total income and expense recognized in equity	—	—	—	(637)	148	4	9	(476)	(9)	(485)

Issuance of ordinary shares:
Exercise of stock options	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	2	—	—	—	—	2	—	2
Deferred compensation, net	—	—	—	—	—	—	—	—	—	—
Other changes in equity	—	—	31	—	—	—	—	31	(5)	26

Balance as of June 30, 2009	749,742,085	1,499	6,041	(5,889)	6	1	(10)	1,648	56	1,704

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and nine months ended June 30, 2008 and 2009, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The accompanying condensed consolidated financial statements also comply with IFRS as issued by the IASB. The accompanying condensed consolidated financial statements have been prepared in compliance with IAS 34 “Interim financial reporting”. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2008 was derived from audited financial statements, it does not include all disclosures required by IFRS. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with IFRS, and as adopted by the EU as of and for the period ended September 30, 2008. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2008 (see note 2).

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2009, and the condensed consolidated statements of operations for the three and nine months then ended, and the condensed consolidated statements of income and expense recognized in equity for the nine months then ended, as well as the condensed consolidated statement of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4020, the Federal Reserve noon buying rate on June 30, 2009.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Effective October 1, 2008, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Statement on Working Capital

Infineon can provide no assurance that, without additional equity or debt capital or other inflow of funds, it will have sufficient working capital during the next 12 months due to the convertible notes due 2010 outstanding in the nominal amount of €522 million and exchangeable notes due 2010 outstanding in the nominal amount of €48 million falling due in 2010.

Infineon believes that it will continue to be able to fund its normal business operations out of cash flow from operations. However, in an effort to obtain sufficient funds to repay the convertible notes and exchangeable notes due in 2010 and to solidify its balance sheet structure, Infineon announced the launch of a rights offering for up to 337 million shares in order to strengthen its capital structure. This offering relates to up to 337,000,000 new shares that Infineon is offering to its shareholders for subscription. Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC (“Apollo”) has, subject to receiving a minimum allocation conveying a stake of at least 15 percent of the increased share capital, agreed with Infineon to subscribe for up to

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

326,022,625 new shares at the subscription price. If persons exercising subscription rights subscribe to purchase 173,988,688 or more new shares, the Backstop Investor would not receive this minimum allocation and the backstop would not take effect unless the Backstop Investor waives the minimum allocation condition. If the backstop would not take effect (and assuming the Backstop Investor does not waive the condition), Infineon would receive gross issue proceeds of at least €374 million. If all 337,000,000 new shares are placed at the subscription price, the gross issue proceeds will be approximately €725 million.

If Infineon places the minimum number of 173,988,688 new shares, it will still be able to use part of its available cash to repay a portion of the outstanding nominal amount of, and accrued interest on, the convertible and exchangeable notes due in 2010, but may need to find alternative sources of funds to repay the remaining amounts due. These alternatives may include: new debt financing instruments such as loans provided or guaranteed by the governments of jurisdictions in which Infineon operates manufacturing facilities; portfolio measures, including asset sales; further internal cost and cash savings; and other corporate restructuring measures.

2.	Standards and Interpretations Issued but Not Yet Adopted

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for the Company for the fiscal year beginning October 1, 2009, with early adoption permitted. The EU has endorsed the amendment to IAS 1. The Company is currently evaluating the potential effects of IAS 1.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations”, (“IFRS 3 (2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). The standards have been endorsed by the EU.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations for the Company for the fiscal year beginning October 1, 2009. The Company is currently evaluating the potential effects of IFRS 3 (2008) and IAS 27 (2008).

3.	Acquisitions

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business during the nine months following the acquisition date, the cash consideration has been

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

adjusted downward by an amount of €13 million, and the amount of €13 million was reimbursed by TI. Accordingly, the Company allocated the adjustment of the purchase price to goodwill.

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs. As part of the acquisition, an amount of €14 million was allocated to purchased in-process research and development based on discounted estimated future cash flows over the respective estimated useful life. During the three months ended December 31, 2007, this amount was expensed as other operating expense, because there was no future economic benefit from its use or disposal. The purchase price was subject to a contingent performance-based payment of up to $50 million based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment has been paid.

On April 28, 2008, the Company acquired Primarion Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. As a result of a lawsuit filed against Primarion subsequent to the acquisition, the Company reassessed the estimated fair value of the liabilities assumed. The adjustment resulted in a decrease of the net assets acquired by €4 million with a corresponding increase in goodwill. Due to the lower revenues during the measurement period, no performance-based payment has been paid.

4.	Divestitures and Discontinued Operations

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On April 25, 2008, the Company sold its hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships, as well as know-how to LSI, and granted LSI a license for intellectual property. The transaction did not entail the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €39 million which was recorded in other operating income during the three months ended June 30, 2008.

Qimonda

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda were reclassified as held for disposal in the condensed consolidated balance sheet as of September 30, 2008. The results of Qimonda are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented. In addition, the Company recorded after tax write-downs totaling €1,475 million during the 2008 fiscal year. Pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation and amortization expense and impairments of long-lived asset recorded by Qimonda ceased as of March 31, 2008.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG (“Qimonda Dresden) filed an application at the Munich Local Court to commence insolvency proceedings.

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

As a result of this application, the Company deconsolidated Qimonda in accordance with IAS 27 “Consolidated and Separate Financial Statements” during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

The results presented for Qimonda until deconsolidation are based on preliminary results provided by Qimonda prior to the filing by Qimonda and Qimonda Dresden for insolvency protection in the Munich Local Court on January 23, 2009, and were prepared on a going concern basis. Liquidation basis financial statements that would be required when the going concern assumption is not assured are not available from Qimonda. There can be no assurance that individually the assets and liabilities held for disposal would not be materially different if presented on a liquidation basis; however, as the net assets of Qimonda that are held for disposal are valued at the fair value less costs to sell, the net value presented in these condensed consolidated financial statements would not be impacted.

As a result of the deconsolidation, the Company recognized accumulated losses related to unrecognized currency translation effects related to Qimonda which are recorded in the Company’s shareholders’ equity in an amount of €100 million. The recognition of these accumulated losses has no impact on Infineon’s shareholders’ equity. As a result of the deconsolidation, the Company accounted for the retained interest in Qimonda of 77.5 percent as a financial asset, classified as an asset held for disposal.

Loss from discontinued operations, net of income taxes, for the nine months ended June 30, 2008, includes the results of Qimonda and the recorded after tax write-downs totaling €1,587 million, in order to remeasure Qimonda to its estimated fair value less costs to sell as of June 30, 2008. Loss from discontinued operations, net of income taxes recognized during the nine months ended June 30, 2009, includes primarily the realization of currency translation effects, not included in the disposal group, mainly from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) of €88 million, the realization of accumulated losses related to unrecognized currency translation effects related to the deconsolidation of Qimonda in an amount of €100 million, and provisions and allowances of €206 million, adjusted by €3 million based on a current assessment as of June 30, 2009 compared to March 31, 2009, in connection with Qimonda’s insolvency. While these amounts relate to the Qimonda business they are not included in the assets and liabilities classified as held for disposal. The operating losses of Qimonda until deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, in the first quarter of the 2009 fiscal year were offset by a partial reversal of €460 million of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell. Such reversal was recorded due to the fact that Infineon has neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

As a result of the commencement of insolvency proceedings by Qimonda, Infineon is exposed to potential liabilities arising in connection with the Qimonda business. Such potential liabilities include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies, employee-related contingencies and purported unfair dismissal claims by employees of Qimonda North America. For pending antitrust and securities law claims, Infineon is a named defendant and therefore potentially liable to third parties. Qimonda is required to indemnify Infineon, in whole or in part, for any claim (including any related expenses) arising in connection with these pending antitrust and securities law claims. As a result of Qimonda’s insolvency, it is very unlikely that Qimonda will be able to indemnify Infineon for these losses. In addition, as a result of Qimonda’s insolvency, Qimonda may not be in compliance with certain requirements of governmental subsidies received prior to the carve-out of Qimonda from Infineon. Depending on the actions of the insolvency administrator, repayment of some of these subsidies could be sought from Infineon. In addition, in its capacity as a former general partner of Qimonda Dresden, Infineon may also be held liable for certain employee-related contingencies in connection with the insolvency of Qimonda Dresden and certain subsidies received by Qimonda Dresden. Furthermore, Infineon is subject to a pending lawsuit in Delaware in which the plaintiffs are seeking to hold Infineon liable for the payment of severance and other benefits allegedly due by Qimonda North America in connection with the termination of employment in connection with Qimonda’s insolvency. In addition, Infineon may be subject to claims by the insolvency administrator under specific German insolvency laws for repayment of certain amounts received by Infineon, as a Qimonda shareholder, for example, payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings.

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Furthermore, the Company may lose the right to use Qimonda’s intellectual property rights under the contribution agreement between Infineon and Qimonda if and to the extent this agreement was successfully voided or otherwise challenged. The insolvency of Qimonda may also subject Infineon to other claims arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as it is unlikely that Qimonda will be able to fulfill its obligation to indemnify Infineon against any such liabilities due to its insolvency.

The Company recorded aggregate provisions and allowances of €206 million as of June 30, 2009, adjusted by €3 million based on a current assessment as of June 30, 2009 compared to March 31, 2009, relating to the amounts which management believes are probable and can be estimated with reasonable accuracy at that time. The recorded provisions are primarily reflected within “Current provisions”; the remainder is recorded within “Long-term provisions”. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Any disclosure of amounts with respect to specific potential liabilities arising in connection with Qimonda’s insolvency could seriously prejudice the Company’s position in these matters, and therefore no further information is provided in this regard. No reasonable estimated amount can be attributed at this time to those potential liabilities that may occur but which are currently not viewed to be probable.

In preparing its financial statements for the current and subsequent quarters, Infineon will review the provisions and allowances with respect to these and any new potential liabilities to determine whether any adjustments should be made.

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009 (1)
	(€ in millions)

Revenue	384	—	1,309	314
Costs and expenses	(645)	—	(2,659)	(867)
Reversal (write-down) of measurement to fair value less costs to sell	(145)	—	(1,587)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	(3)	—	(206)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects upon deconsolidation	—	—	—	(100)

Loss from discontinued operations, before income taxes	(406)	(3)	(2,937)	(399)

Income tax expense	(23)	—	(35)	—

Loss from discontinued operations, net of income taxes	(429)	(3)	(2,972)	(399)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations has been available for the period from January 1, 2009 to January 23, 2009, the date of the application to commence insolvency proceedings. As disclosed above, due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect the consolidated net income of the Company, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, the loss from discontinued operations, net of income taxes of €399 million is unaffected.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Assets and liabilities held for disposal as of September 30, 2008, are primarily composed of the book values of Qimonda’s assets and liabilities. At September 30, 2008, and June 30, 2009, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	June 30,
	2008	2009
	(€ in millions)

Cash and cash equivalents	421	—
Trade accounts receivable, net	255	—
Inventories	289	—
Other current assets	376	—
Property, plant and equipment, net	2,059	5
Goodwill and other intangibles	76	—
Investments accounted for using the equity method	14	—
Deferred tax assets	59	—
Other assets	55	—

Subtotal	3,604	5

Write-down	(1,475)	—

Total assets classified as held for disposal	2,129	5

Short-term debt and current maturities of long-term debt	346	—
Trade accounts payable	592	—
Current provisions	220	—
Other current liabilities	300	—
Long-term debt	427	—
Pension plans and similar commitments	22	—
Deferred tax liabilities	16	—
Long-term provisions	25	—
Other liabilities	175	—
Total liabilities associated with assets held for disposal	2,123	—

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	(158)	—

SensoNor Business

During the 2003 fiscal year, the Company acquired SensoNor AS (“SensoNor”) for total cash consideration of €34 million. SensoNor develops, produces and markets tire pressure and acceleration sensors. On March 4, 2009, the Company sold the business, including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million and 1 share. In addition, the Company granted a license for intellectual property and entered into a supply agreement through December 2011. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized losses before tax of €17 million including post-closing adjustments in the third quarter of the 2009 fiscal year which was recorded in other operating expense, including a provision of €8 million which will be recognized over the term of the supply agreement. The Company has business agreements with the new company to ensure a continued supply of the components to the Company’s tire pressure monitoring systems while the Company transfers production to its Villach site.

Sale of Molded Module Assets

During the quarter ending June 30, 2009, the Company entered into a joint venture agreement with LS Industrial Systems to establish LS Power Semitech Co., Ltd.. The joint venture is expected to operate in Korea and elsewhere in Asia, and will focus on the development, production and marketing of molded power modules for white good applications. LS Industrial Systems will hold 54 percent and the Company

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

46 percent of the joint venture. The joint venture will be launched in the fourth quarter of the 2009 fiscal year. Concurrent with the announcement of the joint venture agreement, the Company reclassified the molded module assets as assets held for sale and ceased the recognition of depreciation and amortization expense pursuant to IFRS 5.

5.	Restructuring

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program starting in the third quarter of the 2008 fiscal year resulting in restructuring charges of €172 million in the fourth quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of the Infineon worldwide workforce is expected to be impacted by IFX10+. During the first quarter of the 2009 fiscal year, and in light of continuing adverse developments in general economic conditions and in the industry, the Company identified significant further cost savings in addition to those originally anticipated.

During the nine months ended June 30, 2008, charges of €11 million were recognized. During the three months ended June 30, 2009, the Company recorded a reversal of provisions in an amount of €7 million, resulting in an income of €1 million in the nine months ended June 30, 2009.

The development of the restructuring liability during the nine months ended June 30, 2009, was as follows:

	September 30,	Restructuring		June 30,
	2008	Charges, Net of		2009
	Liability	Reversal	Payments	Liability
	(€ in millions)

Employee terminations	179	(1)	(114)	64
Other exit costs	10	—	(9)	1

Total	189	(1)	(123)	65

6.	Financial Income

The amount of financial income is as follows for the three and nine months ended June 30, 2008 and 2009, respectively:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Interest income	6	17	34	83
Valuation changes and gains on sales	—	—	3	—
Other financial income	—	2	—	17

Total	6	19	37	100

Interest income for the three and nine months ended June 30, 2009, includes net gains before tax of €13 million and €61 million, respectively, as a result of the repurchased notional amounts of the subordinated exchangeable notes due 2010 and convertible subordinated notes due 2010 (see note 14).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

7.	Financial Expense

The amount of financial expense is as follows for the three and nine months ended June 30, 2008 and 2009, respectively:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Interest expense	30	29	104	93
Valuation changes and losses (gains) on sales	—	1	13	25
Other financial expense	7	1	8	1

Total	37	31	125	119

8.	Income Taxes

Income (loss) from continuing operations before income taxes and income tax expense (benefit) are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes	55	(15)	137	(279)
Income tax expense	5	5	28	7
Effective tax rate	11%	—	21%	—

In the three and nine months ended June 30, 2008 and 2009, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

9.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The computation of basic and diluted EPS is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009

Numerator (€ in millions):
Income (loss) from continuing operations	50	(20)	109	(286)
Less: Portion attributable to minority interests	(7)	(1)	(23)	—

Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	43	(21)	86	(286)

Loss from discontinued operations, net of income taxes	(429)	(3)	(2,972)	(399)
Less: Portion attributable to minority interests	94	—	662	48

Loss from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(335)	(3)	(2,356)	(351)

Net loss attributable to shareholders of Infineon Technologies AG	(292)	(24)	(2,224)	(637)

Denominator (shares in millions):
Weighted-average shares outstanding — basic and diluted	749.7	749.7	749.7	749.7
Basic and diluted income (loss) per share (in €) (1):
Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	0.06	(0.03)	0.11	(0.38)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(0.45)	—	(3.08)	(0.47)

Net loss attributable to shareholders of Infineon Technologies AG	(0.39)	(0.03)	(2.97)	(0.85)

(1)	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 32.1 million and 21.8 million shares underlying employee stock options for the three months ended June 30, 2008 and 2009, respectively, and 34.2 million and 24.8 million shares underlying employee stock options for the nine months ended June 30, 2008 and 2009, respectively. Additionally, 64.5 million and 83.0 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended June 30, 2008 and 2009, respectively, and 67.1 million and 65.9 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the nine months ended June 30, 2008 and 2009, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

10.	Trade and Other Receivables, net

Trade accounts and other receivables consist of the following:

		June 30,
	September 30, 2008	2009
	(€ in millions)

Third party — trade	590	474
Associated and Related Companies	28	5

Trade accounts receivable, gross	618	479

Allowance for doubtful accounts	(29)	(61)

Trade accounts receivable, net	589	418

Grants receivable	28	24
License fees receivable	10	4
Third party — financial and other receivables	17	27
Receivables from German bank’s deposit protection fund	121	10
Associated and related companies financial and other receivables	22	1
Employee receivables	8	9
Other receivables	4	3

Subtotal	799	496

In June 2009, the Company received a partial payment of €17 million from the amounts classified as “Receivables from German bank’s deposit protection fund”. The remainder is expected to be paid in the 2009 fiscal year (see note 22).

11.	Inventories

Inventories consist of the following:

		June 30,
	September 30, 2008	2009
	(€ in millions)

Raw materials and supplies	59	49
Work-in-process	372	293
Finished goods	234	179

Total inventories	665	521

12.	Trade and Other Payables

Trade and other payables consist of the following:

		June 30,
	September 30, 2008	2009
	(€ in millions)

Third party — trade	473	334
Related parties — trade	15	22

Trade payables	488	356

Related parties — financial and other payables	6	5
Other	12	4

Total	506	365

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

13.	Provisions

Provisions at September 30, 2008 and June 30, 2009 consist of the following:

		June 30,
	September 30, 2008	2009
	(€ in millions)

Personnel costs	347	207
Warranties and licenses	32	56
Asset retirement obligations	13	9
Post-retirement benefits	3	3
Other	56	245

Total	451	520

The total amounts of provisions are reflected in the consolidated balance sheets as of September 30, 2008 and June 30, 2009, respectively, as follows:

		June 30,
	September 30, 2008	2009
	(€ in millions)

Current	424	415
Non-current	27	105

Total	451	520

Provisions for personnel costs relate to employee-related obligations and include, among others, costs of incentive and bonus payments, holiday and vacation payments, termination benefits, early retirement, service anniversary awards, other personnel costs and related social security payments.

Provisions for warranties and licenses mainly represent the estimated future cost of fulfilling contractual requirements associated with products sold.

Provisions for asset retirement obligations relate to certain items of property, plant and equipment. Such asset retirement obligations may arise due to attributable environmental clean-up costs and to costs primarily associated with the removal of leasehold improvements at the end of the lease term.

Other provisions comprise provisions for outstanding expenses, penalties for default or delay on contracts, conservation, and waste management, and for miscellaneous other liabilities. As of June 30, 2009, other provisions also include additional provisions resulting from the insolvency of Qimonda (see note 4).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

14.	Debt

Debt consists of the following:

		June 30,
	September 30, 2008	2009
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 2.29%	139	101
Convertible subordinated notes, 5.0%, due 2010	—	487
Current portion of long-term debt	68	46

Total short-term debt and current maturities	207	634

Long-term debt:
Convertible subordinated notes, 7.5%, due 2014	—	143
Exchangeable subordinated notes, 1.375%, due 2010	193	45
Convertible subordinated notes, 5.0%, due 2010	531	—
Loans payable to banks:
Unsecured term loans, weighted average rate 2.82%, due 2010 — 2013	217	179
Secured term loans, weighted average rate 2.45%, due 2011	2	1
Notes payable to governmental entity, due 2010	20	20

Total long-term debt	963	388

Since September 30, 2008, the Company has continued to repurchase its convertible subordinated notes due 2010 and exchangeable subordinated notes due 2010. In particular, on May 5, 2009, the Company invited holders of the convertible notes due 2010 and exchangeable notes due 2010 to submit offers to sell their convertible subordinated notes due 2010 and exchangeable subordinated notes due 2010 to the Company. During the three and nine months ended June 30, 2009, the Company repurchased notional amounts of €38 million and €167 million, respectively, of its exchangeable subordinated notes due 2010 and €56 million and €78 million, respectively, of its convertible subordinated notes due 2010. The transactions resulted in net gains of €13 million and €61 million before tax and after related fees and expenses, which was recognized in interest income during the three and nine months ended June 30, 2009, respectively. The repurchases were made out of available cash.

On June 30, 2009, the outstanding nominal amount of the convertible notes due 2010 was €522 million, and the outstanding nominal amount of the exchangeable notes due 2010 was €48 million.

The execution of the currently ongoing capital increase of the Company will trigger a corresponding anti-dilution adjustment of the conversion ratio of the convertible notes due 2010.

On May 26, 2009, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V., issued €196 million in new guaranteed subordinated convertible notes at a discount of 7.2 percent in an offering to institutional investors. The notes are convertible, at the option of the holders of the notes, into a maximum of 74.9 million ordinary shares of the Company, at a conversion price of €2.61 per share through maturity. The notes accrue interest at 7.5 percent per year. The principal of the notes is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The coupons of the notes are secured and unsubordinated. The noteholders have a negative pledge relating to future capital market indebtedness and an early redemption option in the event of a change of control. The Company may redeem the convertible notes due 2014 after two and a half years at their nominal amount plus interest accrued thereon plus the present value of all remaining coupon payments until the maturity date, if the Company’s closing share price exceeds 150 percent of the conversion price on 15 out of the previous 30 consecutive trading days. The notes are listed on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange. The execution of the currently ongoing capital increase of the Company will trigger a corresponding anti-dilution adjustment of the conversion ratio of the notes.

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon lent Credit Suisse International 20.7 million Qimonda American Depositary Shares ancillary to the placement of the convertible notes, which remained outstanding as of June 30, 2009.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes, as follows:

	Nature of Financial		As of June 30, 2009
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	500	101	399
Short-term	no firm commitment	working capital, cash management	192	—	192
Long-term (1)	firm commitment	project finance	288	247	41

Total			980	348	632

(1)	Including current maturities.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. Currently an amount of $70 million is outstanding under this facility. The facility becomes due in September 2009.

In May 2009, the Company and Infineon Technologies Holding B.V. (as original borrower and original guarantor, respectively) executed a €100 million revolving credit facility to be utilized by way of drawings of loans in Euro and any optional currency with a maturity of March 15, 2010. The credit facility is available for general corporate purposes and currently undrawn. The credit facility will partially replace currently available credit facilities after their expiry. It is unsecured with customary financial covenants, and drawings bear interest at market-related rates that are linked to the interest period of each loan plus a margin.

In June 2009 local financial institutions granted working capital and project loan facilities to Infineon Technologies (Wuxi) Co. Ltd. amounting to a total of $141 million. These multi-year facilities are available for general corporate purposes and the expansion of manufacturing facilities in Wuxi, China, including intragroup asset transfers. There are currently no drawings outstanding under these facilities, which will be partially secured by an asset pledge.

15.	Share-based Compensation

A summary of the status of the Infineon stock option plans as of June 30, 2009, and changes during the nine months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2008	33.2	12.30	2.28	—
Granted	2.6	2.72
Exercised	—	—
Forfeited and expired	(10.5)	17.08

Outstanding at June 30, 2009	25.3	10.07	2.23	—

Vested and expected to vest, net of estimated forfeitures at June 30, 2009	22.3	10.06	1.96	—
Exercisable at June 30, 2009	19.2	9.86	1.71	—

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following weighted-average assumptions were used in the fair value calculation during the three months ended June 30, 2009:

Three months ended
June 30, 2009

Weighted-average assumptions:
Risk-free interest rate	1.88%
Expected volatility, underlying shares	67%
Expected volatility, SOX index	36%
Forfeiture rate, per year	3.40%
Dividend yield	0%
Expected life in years	3.20
Weighted-average fair value per option at grant date in €	0.71

Options with an aggregate fair value of €26 million and €10 million vested during the nine months ended June 30, 2008 and 2009, respectively. Options with a total intrinsic value of €0 were exercised during the nine months ended June 30, 2008 and 2009.

Changes in the Company’s unvested options during the nine months ended June 30, 2009, are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2008	6.7	2.96	4.05	—
Granted	2.6	0.71
Vested	(2.8)	3.54
Forfeited	(0.4)	3.03

Unvested at June 30, 2009	6.1	1.71	4.57	—

Unvested options expected to vest	3.1	2.46	3.55	—

As of June 30, 2009, there was a total of €3 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.47 years.

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	—	—	—	—
Selling, general and administrative expenses	1	1	3	2
Research and development expenses	—	—	1	—

Total share-based compensation expense	1	1	4	2

Share-based compensation effect on basic and diluted loss per share in €	—	—	(0.01)	—

No cash was received from stock option exercises during the nine months ended June 30, 2008 and 2009. The amount of share-based compensation expense which was capitalized and remained in inventories for the nine months ended June 30, 2008 and 2009, was immaterial. Share-based

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

16.	Equity

The changes in other components of equity for the nine months ended June 30, 2008 and 2009, are as follows:

	2008			2009
	Pretax	Tax Effect	Net	Pretax	Tax Effect	Net
			(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(4)	—	(4)	(9)	—	(9)
Reclassification adjustment for losses (gains) included in net income or loss	(5)	—	(5)	13	—	13

Net unrealized (losses) gains	(9)	—	(9)	4	—	4

Unrealized gains on cash flow hedges	7	—	7	9	—	9
Foreign currency translation adjustment	(84)	—	(84)	148	—	148

Other components of equity	(86)	—	(86)	161	—	161

17.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as Management and Supervisory Board members (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing costs plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and related companies, and totalled €78 million and €6 million as of September 30, 2008 and June 30, 2009, respectively.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totalled €21 million and €24 million as of September 30, 2008 and June 30, 2009, respectively.

Related Party receivables and payables as of September 30, 2008 and June 30, 2009, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

In the three months ended June 30, 2008 and 2009, sales to Related Parties totalled €1 million and €0, respectively, whereas purchases from Related Parties totalled €161 million and €18 million, respectively. In the nine months ended June 30, 2008 and 2009, sales to Related Parties totalled €1 million and €2 million, respectively, whereas purchases from Related Parties totalled €430 million and €77 million, respectively.

18.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	June 30, 2008		June 30, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(4)	(1)	(2)	—
Interest cost	(4)	(1)	(5)	(2)
Expected return on plan assets	5	1	6	1
Curtailment gain recognized	—	—	—	—

Net periodic pension cost	(3)	(1)	(1)	(1)

	Nine months ended		Nine months ended
	June 30, 2008		June 30, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(12)	(3)	(7)	(2)
Interest cost	(14)	(3)	(14)	(4)
Expected return on plan assets	16	3	16	2
Curtailment gain recognized	—	—	—	—

Net periodic pension cost	(10)	(3)	(3)	(4)

19.	Additional Disclosure on Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2008		June 30, 2009
	Notional		Notional
	amount	Fair value	amount	Fair value
	(€ in millions)

Forward contracts sold:
U.S. dollar	213	(5)	271	12
Japanese yen	5	—	—	—
Singapore dollar	10	—	—	—
Malaysian ringgit	3	—	1	—
Forward contracts purchased:
U.S. dollar	157	(4)	94	(3)
Japanese yen	1	—	5	—
Singapore dollar	29	—	15	—
Great Britain pound	9	—	3	—
Malaysian ringgit	52	—	35	(2)
Norwegian krone	2	—	—	—
Currency Options sold:
U.S. dollar	177	(5)	—	—
Currency Options purchased:
U.S. dollar	163	1	—	—
Interest rate swaps	500	(1)	500	15
Other	77	(1)	24	(9)

Fair value, net		(15)		13

At September 30, 2008 and June 30, 2009, all derivative financial instruments are recorded at fair value. Foreign exchange gains (losses), net included gains of €19 million and €10 million for the three months ended June 30, 2008 and 2009, respectively, related to gains from foreign exchange transactions. Foreign exchange gains (losses), net included gains of €16 million and losses €19 million for the nine months ended June 30, 2008 and 2009, respectively, related to gains and losses from foreign exchange transactions on operating business and on hedging transactions.

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the nine months ended June 30, 2009, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the nine months ended June 30, 2009. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €3 million of the net gains recognized directly in other components of equity as of June 30, 2009, will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of June 30, 2009, have maturities of four months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the nine months ended June 30, 2008 and 2009, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

20.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products during certain periods of time between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers. As of June 30, 2009, the final installment of €20 million of the DOJ settlement remained unpaid. Such amount was recorded in the consolidated balance sheet as other current financial liabilities.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers by direct customers, indirect customers and various U.S. state attorneys general, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice. Six entities chose to opt out of the class action settlement of the direct customers and pursue individual lawsuits against the Company. Of these individual lawsuits, we have settled with Honeywell.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. All defendants have filed joint motions for summary judgment and to exclude plaintiff’s principal expert in the Unisys case. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to the Unisys case. On October 29, 2008 the Company and IF North America filed a motion to disqualify counsel for plaintiffs for Unisys Corporation, and the other “opt-out” plaintiffs (other than DRAM Claims Liquidation Trust) as described below. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs from prosecuting those cases against the Company and IF North America, and ordered that new counsel be substituted. New counsel has been substituted. No trial date has been scheduled in the Unisys case. No specified amount of damages has been asserted by the plaintiff in the complaint filed by Unisys and no reasonable estimated amount can be attributed at this time to the potential outcome of the claim.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

other than the Company and IF North America, but no ruling has yet been issued with respect to these opt-out cases. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs (other than DRAM Claims Liquidation Trust), as described above. New counsel has been substituted. No specific amount of damages has been asserted by the plaintiffs and no reasonable estimated amount can be attributed at this time to the potential outcome of these claims.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL indirect purchaser proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete. Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. On March 3, 2009, the judge in the Arizona state court indirect purchaser action issued an order denying plaintiffs’ motion to lift the stay. A hearing on plaintiffs’ motion to lift the stay in the Minnesota state court indirect purchaser action was held on May 6, 2009. Plaintiffs also moved to lift the stay in the Wisconsin state court indirect purchaser action, but no ruling has yet been issued. Plaintiffs in the Arkansas state court indirect purchaser action have also filed a motion to lift the stay, and that motion has been scheduled for hearing on September 11, 2009. On July 9, 2009, a hearing was held, after which the Court entered an order lifting the stay on the Wisconsin state case, and ordered the parties to submit a proposed schedule for further proceedings by August 7, 2009. Before the initial stay order was entered, Infineon earlier filed a motion to dismiss the Wisconsin case against it based on lack of personal jurisdiction. That motion has not yet been heard, and the Company and IF North America, along with its co-defendants, filed an opposition on April 13, 2009.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorneys general case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and December 31, 2008, the state attorneys general of eight states, Alaska, Delaware, Ohio, New Hampshire, Texas, Vermont, Kentucky and the Northern Mariana Islands filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. On January 5, 2009, the court denied the New York State Attorney General’s motion for judgment on the pleadings, but in the alternative granted New York’s request to reopen discovery concerning certain of defendants’ affirmative defenses.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. On June 16, 2009, the California Superior Court entered an order overruling defendants’ demurrer to the California state court complaint and granting in part and denying in part defendants’ motion to strike portions of the complaint.

No specified amount of damages has been asserted by the plaintiffs and no reasonable estimated amount can be attributed at this time to the potential outcome of the claims described above. In addition, certain of these matters are currently subject to mediation, pursuant to which the parties are prohibited from disclosing potential settlement amounts.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Since February 2009, the company is subject to formal proceedings from the Commission. The Company is fully cooperating with the Commission in its investigation. Qimonda is obligated to indemnify Infineon for any fines ultimately imposed by the Commission in connection with these proceedings. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. The exact amount of potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the Commission may be materially higher than the provision recorded therefore. Any disclosure of the Company’s estimate of potential outcome could seriously prejudice the position of the Company in this case.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

its inquiry. No specified amount of damages has been asserted and no reasonable estimated amount can be attributed at this time to the potential outcome of the inquiries of the Canadian Competition Bureau.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. No specified amount of damages has been asserted by the plaintiffs and no reasonable estimated amount can be attributed at this time to the potential outcome of the two putative class proceedings.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion for summary judgment brought by the Company based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings, or in the alternative, motion to dismiss for lack of subject matter jurisdiction, against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, plaintiffs filed a motion for class certification. On March 6, 2009, the court denied the Company’s motion to dismiss the claims asserted by the foreign purchasers, and granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 13, 2000 and July 19, 2004, including foreign purchasers, who sold their securities after June 18, 2002. On March 19, 2009, the Company filed a petition with the Court of Appeals for the Ninth Circuit, requesting permission to immediately appeal the court’s March 6, 2009 order granting class certification; the Ninth Circuit granted the petition on April 29, 2009. On May 14, 2009 the court issued an order staying the case pending resolution of the Company’s appeal by the Ninth Circuit. No specified amount of damages has been asserted by the plaintiffs. These matters are currently subject to mediation, pursuant to which the parties are prohibited from disclosing potential settlement amounts.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On May 7, 2008, Wi-LAN and the Company settled their patent litigation pending in the U.S. District Court for the Eastern District of Texas by concluding license and patent acquisition agreements, and on May 18, 2008, Wi-LAN, IF North America and the Company filed an unopposed joint motion to dismiss with prejudice any and all claims and counterclaims in this action against one another.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers as to the facts established and certain estoppels. Since the end of 2007, various suppliers also gave third-party notice to their respective suppliers — including Infineon. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. In March 2009, CIF filed its replies both with the Civil Court of Duesseldorf and the Federal Patent Court in Munich. DTAG and the parties who joined the lawsuit on the side of DTAG have responded by the end of May 2009 for Munich and must respond by September 28, 2009 for Duesseldorf. Oral arguments at the Civil Court of Duesseldorf are scheduled for December 1, 2009 regarding the one surviving patent; the court hearing for the three expired patents have been suspended and no new schedules have been set with respect thereto. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf, Germany against Arcor GmbH &Co KG, (“Arcor”), Hansenet Telekommunikation GmbH, United Internet AG (“United Internet”) (all three, “New Defendants”) alleging infringement of the same four European patents. Oral arguments at the Civil Court of Duesseldorf for the suits against all New Defendants for the one surviving patent have also been scheduled for December 1, 2009. The New Defendants have partly given third-party notice to their suppliers. Alcatel has given Infineon third-party notice in the lawsuit against Arcor and AVM Computersysteme Vertriebs GmbH has given third-party notice in the lawsuit against United Internet.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully. No specified amount of damages has been asserted and no reasonable estimated amount can be attributed at this time to the potential outcome of this investigation.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., the Company and IF North America in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion. On December 18, 2008, IF North America and Primarion filed an answer to the complaint denying any infringement and filed a counterclaim against Volterra Semiconductor Corporation alleging fraud on the U.S. Patent and Trademark Office and certain antitrust violations. The Company later joined in the answer and counterclaim. Primarion, the Company and IF North America also counterclaimed that the patents underlying Volterra’s patent infringement claims are invalid. In February and March 2009 IF North America filed requests for re-examination at the US Patent and Trademark Office for all five patents asserted by Volterra. Thereafter, the U.S. Patent and Trademark Office ordered the re-examination of all five patents asserted by Volterra. On May 13, 2009, the parties to the litigation consented to having U.S. Magistrate Judge Joseph C. Spero conduct all further proceedings. On June 12, 2009, Judge Spero stayed the case on two of the patents pending the completion of the re-examination proceedings as to those two patents. On July 10, 2009, Volterra filed motions for a preliminary injunction and for partial summary judgment of infringement based upon an assertion that Primarion’s integrated power stage products infringe three claims of two patents and that Volterra has and will suffer irreparable harm. Primarion, IF North America and the Company deny that the Primarion products infringe the three claims or any other claims of the patents asserted in the litigation and deny that Volterra has or will suffer any irreparable harm. The hearing on the motions is currently set for September 18, 2009. No specified amount of damages has been asserted by the plaintiff and no reasonable estimated amount can be attributed at this time to the potential outcome of the Volterra claim.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

On November 25, 2008, the Company, Infineon Technologies Austria AG and IF North America filed suit in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of Infineon infringe on two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit. On January 22, 2009, IF North America answered the complaint filed by Fairchild Semiconductor Corporation with the District Court in Maine denying the claims of infringement and counterclaiming that the patents underlying Fairchild Semiconductor Corporation’s patent infringement claims are invalid. No specified amount of damages has been asserted by the plaintiff and no reasonable estimated amount can be attributed at this time to the potential outcome of the counterclaim filed by Fairchild.

On April 24, 2009, former employees of Qimonda’s subsidiaries in the United States filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. The Company is currently reviewing the complaint. The Company and IF North America have received an extension of time to answer the complaint (to mid-July 2009) in exchange for the agreement to accept service of process. No specified amount of damages has been asserted by the plaintiffs and no reasonable estimated amount can be attributed at this time to the potential outcome of the claim.

On April 24, 2009, Optimum Processing Solutions LLC (“OPS”), a Georgia limited liability company, filed a claim in the U.S. Federal District Court for the Northern District of Georgia against IF North America, Advanced Micro Devices, Inc., Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, STMicroelectronics, Inc., Sun Microsystems, Inc. and Texas Instruments, Inc. The complaint alleges that certain microchips manufactured, used or offered for sale by IF North America and the other defendants infringe U.S. patent no. 5,117,497, allegedly held by the plaintiff. On July 10, 2009, IF North America and OPS settled the patent litigation claim. OPS filed an unopposed motion to dismiss with prejudice any and all claims in this action against IF North America.

On May 14, 2009, Gregory Bender filed suit in the U.S. District Court for the Northern District of California, against four companies, including IF North America. The complaint alleges infringement of one U.S. patent by certain electronic products having a buffered amplifier. The complaint has not yet been served on IF North America.

Provisions and the Potential Effect of these Lawsuits

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. As of June 30, 2009, provisions totaling €95 million were recorded by the Company in connection with the European antitrust investigation, the securities class action complaints, and the direct and indirect purchaser litigation described above.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €79 million as of June 30, 2009. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the condensed consolidated financial statements by virtue of consolidation. As of June 30, 2009, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €965 million, of which €766 million related to convertible and exchangeable notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2009, a maximum of €37 million of these subsidies could be refundable. Such amount does not include any potential liabilities for Qimonda related subsidies (see note 4).

21.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8 “Operating Segments”.

Effective October 1, 2008, to better align the Company’s business with its target markets, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications segment, and such sale is expected to close in the fall of 2009 (see note 22). Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities, meet the IFRS 8 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category.

Other Operating Segments includes revenue and earnings that Infineon’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these revenue and earnings.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The segments’ results of operations of prior periods have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Each of the segments has two or three segment managers reporting directly to the Management Board, which has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and, effective October 1, 2008, Segment Result. The Company defines Segment Result as operating income (loss) excluding asset impairments, net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities. The Company’s management uses Segment Result to establish budgets and operational goals, manage the Company’s business and evaluate its performance. The Company reports Segment Profit because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

Information with respect to the Company’s operating segments follows:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

Wireline Communications

The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009 (see note 22).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following tables present selected segment data:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Automotive	311	206	945	601
Industrial & Multimarket	279	221	846	648
Chip Card & Security	113	82	350	253
Wireless Solutions (1)	205	251	655	652
Wireline Communications (2)	108	84	316	251
Other Operating Segments (3)	25	1	148	11
Corporate and Eliminations (4)	(12)	—	(92)	6

Total	1,029	845	3,168	2,422

(1)	Includes revenues of €1 million for the three months ended June 30, 2008 and €9 million and €1 million for the nine months ended June 30, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009 (see note 22).

(3)	Includes revenues of €8 million for the three months ended June 30, 2008 and €78 million for the nine months ended June 30, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(4)	Includes the elimination of revenues of €9 million for the three months ended June 30, 2008 and €87 million and €1 million for the nine months ended June 30, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Segment Result:
Automotive	36	(17)	84	(138)
Industrial & Multimarket	29	9	78	4
Chip Card & Security	10	4	46	(5)
Wireless Solutions	(23)	19	(21)	(54)
Wireline Communications	5	7	12	10
Other Operating Segments	(4)	(1)	3	(5)
Corporate and Eliminations	(1)	(13)	(3)	(16)

Total	52	8	199	(204)

The following is a summary of revenue by geographic area:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Germany	217	147	677	462
Other Europe	205	142	614	428
North America	122	110	404	274
Asia/Pacific	422	402	1,270	1,122
Japan	43	36	147	108
Other	20	8	56	28

Total	1,029	845	3,168	2,422

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three or nine months ended June 30, 2008 or 2009.

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table provides the reconciliation of Segment Result to the Company’s loss before tax and discontinued operations:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2009	2008	2009
	(€ in millions)

Total Segment Result	52	8	199	(204)
Adjusted:
Asset impairments, net of reversals	(2)	2	—	1
Restructuring charges, net of reversal and other related closure cost	(2)	7	(11)	1
Share-based compensation expense	(1)	(1)	(4)	(2)
Acquisition-related amortization and losses	(7)	(6)	(21)	(18)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	45	(1)	59	(18)
Other expense, net	—	(14)	—	(25)

Operating income (loss)	85	(5)	222	(265)

Financial Income	6	19	37	100
Financial Expense	(37)	(31)	(125)	(119)
Income from investment accounted for using the equity method, net	1	2	3	5

Income (loss) from continuing operations before income tax	55	(15)	137	(279)

22.	Subsequent Events

On July 6, the Company received an additional partial payment of €3 million from the amounts classified as “Receivables from German bank’s deposit protection fund”. The remainder is expected to be paid in the 2009 fiscal year.

On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business for cash consideration of €250 million to a company affiliated with Golden Gate Private Equity. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. Infineon is selling the Wireline Communications business in order to focus on the further development of its main businesses, its strategy and strong position in the key areas of energy efficiency, security and communications, while at the same time further improving its balance sheet and strengthening its liquidity position. The sale of the Wireline Communications business will allow Infineon to concentrate on its four remaining operating segments.

On July 16, 2009, the Company announced the launch of a rights issue for up to 337 million shares, with a subscription price of €2.15 per share and a subscription period from July 20, 2009 through August 3, 2009. The new shares are being offered to its shareholders for subscription at a ratio of four new shares for every nine outstanding shares held. Settlement for the new shares subscribed for under the rights offering is expected to occur on or about August 7, 2009. On July 10, 2009, the Company entered into an investment agreement. Accordingly, Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC (“Apollo”), has agreed to acquire all shares not subscribed for by the Company’s shareholders (and the fractional amount of up to €7,562,592, amounting to up to 3,781,296 new shares) (the “Investment Shares”) in the rights offering, up to a maximum of 30 percent minus one share of the Company’s equity and voting rights post execution of the offering at a subscription price of €2.15 per share. The obligation of the Backstop Investor to acquire the Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign

25

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Trade Act (Außenwirtschaftsgesetz), which are expected to be received during the course of August 2009, and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect. The Backstop Investor may, but is not required to, acquire Investment Shares if the number of Investment Shares available together with any shares to be acquired by the Backstop Investor through subscription rights purchased by the Backstop Investor, if any, does not allow the Backstop Investor to establish a participation in the Company’s equity capital and voting rights of at least 15 percent post execution of the offering. Should the Backstop Investor not purchase any new shares in the offering for any reason, we have to pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of our company of 25 percent or less, the Company has to pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding of the Backstop Investor falls short of 25 percent plus one share.

The Company believes that the successful completion of the offering, resulting in gross proceeds of approximately €374 to €725 million, will strengthen our capital structure. In particular, assuming the Company is able to place all of the 337 million new shares, it plans to use approximately €570 million to repay the convertible subordinated notes due 2010 and the exchangeable subordinated notes due 2010, of which as of June 30, 2009, €570 million were outstanding.

Supplementary Information (Unaudited)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three and nine months ended June 30, 2008 or 2009.

Employees

As of June 30, 2009, the Company had 26,108 employees worldwide, including 5,947 engaged in research and development.

Market for Ordinary Shares

The Company’s ordinary shares are listed on the Regulated Market (Prime Standard) of the Frankfurt Stock Exchange (FSE) under the symbol “IFX”. Effective March 23, 2009, as announced by Deutsche Börse, the Company’s shares were removed from the DAX index, by means of the fast-exit rule, because of the low market capitalization on the basis of the Company’s free float, and have been listed in the TecDAX index since that date. On April 24, 2009, the Company voluntarily delisted from the New York Stock Exchange. The Company’s American Depositary Shares currently trade over-the-counter on the OTCQX International market under the symbol “IFNNY”.

Performance of the IFX shares since October 1, 2007 (based on Xetra daily closing prices) is as follows:

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Infineon’s share price performance and key data were as follows:

	Three months ended June 30,			Nine months ended June 30,
	2008	2009	+/- in%	2008	2009	+/- in%

IFX closing prices in Euro (Xetra) Beginning of the period	4.87	0.85	(83)%	11.95	4.05	(66)%
High	7.11	2.70	(62)%	11.95	4.12	(66)%
Low	4.57	0.85	(81)%	4.08	0.39	(90)%
End of the period	5.53	2.58	(53)%	5.53	2.58	(53)%
IFX closing prices in U.S. dollars (NYSE) Beginning of the period	7.66	1.28	(83)%	17.13	5.44	(68)%
High	10.96	3.75	(66)%	17.13	5.44	(68)%
Low	7.20	1.28	(82)%	6.34	0.46	(93)%
End of the period	8.53	3.57	(58)%	8.53	3.57	(58)%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Fiscal Year 2009	September 30, 2009	November 19, 2009

Publication date: July 29, 2009

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone:  +49 89 234-26655
Fax:  +49 89 234-9552987
E-Mail:  investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

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Risk Factors

We face numerous risks incidental to our business, including both risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production-related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

Following Qimonda’s application to commence insolvency proceedings, the Company may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies.

These and other material risks that we face are described in detail in the “Risk Factors” section of our prospectus relating to our pending rights offering (a form of which was approved by the German Federal Financial Supervisory Authority (BaFin) on July 16, 2009 and a form of which is contained in the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on July 16, 2009) (the “Prospectus”). A copy of our registration statement on Form F-3 is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in the Prospectus. The occurrence of one or more of the events described in the Risk Factors section of the Prospectus could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, and our continuing ability to offer commercially viable products.

These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of the Prospectus.

As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.

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The Prospectus dated July 16, 2009 is to be amended as follows:

•	In Sections “The Offering — Timetable” on page 73 of the Prospectus, “The Offering — Announcement” on page 77 of the Prospectus, “Information on the Offered New Shares and on the Conversion Shares — Information on the Offered New Shares — Announcements, Paying and Registration Agent” on page 84 of the Prospectus and “Information on the Offered New Shares and on the Conversion Shares — Information on the Conversion Shares — Announcements” on page 86 of the Prospectus, “Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany” is replaced with the following:

“Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB”

•	In Sections “The Offering — General” on page 72 of the Prospectus and on the signature page on page U-2 of the Prospectus, “Citigroup Global Markets Ltd.” is replaced with the following:

“Citigroup Global Markets Limited”

•	In Section “Dilution” on page 81 of the Prospectus, the third paragraph is replaced with the following:

“After the implementation of the above mentioned capital increase as part of this Offering and considering the effects of full conversion of the New Convertible Bond due 2014, the net book value of the Company had it received the proceeds on June 30, 2009 would amount to €2,465 million, or €2.11 per share (calculated on the basis of 1,170,699,763 shares of the Company outstanding after implementation of the capital increase in connection with the Offering and the corresponding anti-dilution adjustment of the conversion ratio of the New Convertible Bond due 2014). This would correspond to a direct decrease in the net book value of the Company by €0.09 (4 percent) per share for the existing shareholders not participating in the Rights Offering, and a direct dilution of approximately €0.04 (2 percent) per share for the purchasers of the shares offered.”

In accordance with Section 14(2) No. 3a of the German Securities Prospectus Act (Wertpapierprospektgesetz), the Prospectus was published on the Company’s website (http://www.infineon.de) on July 16, 2009. In accordance with Section 16(1) Sentence 4 of the German Securities Prospectus Act and in conjunction with Section 14(2) No. 3a of the German Securities Prospectus Act, the Supplement No. 1 will also be published on the Company’s abovementioned website. Printed copies of the Prospectus and the Supplement No. 1 are available free of charge during regular business hours in the Company’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany, at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, and at the aforementioned subscription agents.

In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the Supplement No. 1 may revoke this within two days after publication of the Supplement No. 1, provided that settlement has not yet occurred.

The revocation does not need to be substantiated and is to be sent in writing to the location at which the investor concerned has made his declaration of intention regarding the acquisition of the New Shares. In order to meet the deadline, timely dispatch is sufficient.

Instead of a revocation, up until publication of this Supplement No. 1, there is the possibility to change the purchase offer made or to issue new limited purchase offers within two business days after publication of the Supplement No. 1.

[Portion Omitted]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 29, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer